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NORTH AMERICAN ENERGY PARTNERS INC.

ANNUAL INFORMATION FORM

June 9, 2009

NORTH AMERICAN ENERGY PARTNERS INC.

Annual Information Form

June 9, 2009

EXPLANATORY NOTES

The information in this Annual Information Form is stated as at June 9, 2009, unless otherwise indicated.

For an explanation of the capitalized terms and expressions and certain defined terms, please refer to the “Glossary” at the end of this Annual Information Form. All references in this Annual Information Form to “we”, “us”, “NAEPI” or the “Company”, unless the context otherwise requires, means North American Energy Partners Inc. and its Subsidiaries (as defined below).

INDUSTRY DATA AND FORECASTS

This Annual Information Form includes industry data and forecasts that we have obtained from publicly available information, various industry publications, other published industry sources and our internal data and estimates. For example, in this Annual Information Form, information regarding actual and anticipated production, reserves and current and scheduled projects in the Canadian oil sands was obtained from the Energy Resources Conservation Board (“ERCB”), formerly the Energy and Utilities Board (“EUB”) and the Canadian Energy Research Institute. Information regarding historical capital expenditures in the oil sands was obtained from the Canadian Association of Petroleum Producers (“CAPP”).

Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that these publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from our customers, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources. References to barrels of oil related to the oil sands in this document are quoted directly from source documents and refer to both barrels of bitumen and barrels of bitumen that have been upgraded into synthetic crude oil, which is considered synthetic because its original hydrocarbon mark has been altered in the upgrading process. We understand that there is generally some shrinkage of bitumen volumes through the upgrading process. The shrinkage is approximately 11% according to the Canadian National Energy Board. We have not made any estimates or calculations with regard to these volumes and have quoted these volumes as they appeared in the related source documents.

FORWARD-LOOKING INFORMATION

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	our significant oil sands knowledge, experience and relationships, equipment capacity, scale of operations and broad services will enable us to support the growing volume of recurring services;

(b)	the demand for our recurring oil sands services remaining strong, the resumption of growth in the second half of fiscal 2009 and the return of volumes on the Horizon project over the next six months;

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(c)	our intention to build on our relationships with our existing oil sands customers to win a substantial share of the heavy construction and mining, piling and pipeline services outsourced in connection with these projects;

(d)	our intention to pursue selective acquisition opportunities will materialize that will expand our complementary service offerings which we will be able to cross-sell with our existing services;

(e)	the success of the enhancements to maintenance practices resulting in improved availability and efficiency of our equipment through reduced repair time and increased utilization of our equipment providing opportunity for improvement in our revenue, margins and profitability;

(f)	our intention to leverage our market position, equipment fleet and management team to respond to new opportunities and to secure profitable business;

(g)	our intention to increase our presence outside the oil sands and extend our services to other resource industries across Canada;

(h)	existing oil sands projects will continue to be less sensitive than conventional oil operations to changes in oil prices and oil sands operators will continue to maintain stable production activity;

(i)	the market for our recurring services will expand due to new mines nearing production coming on-line or entering their production phases and the expansion of activities at current operational mines;

(j)	lower input costs and industry consolidation in the oil sands will lead to more substantive development in the oil sands industry and reductions in project costs and gradual strengthening of oil prices will create a more attractive environment for investment;

(k)	that infrastructure spending will remain robust, that we will benefit from government spending and that we will be in a good position to capitalize on infrastructure spending;

(l)	the decline in commercial construction projects will be offset by an expected increase in government-sponsored projects;

(m)	commodity prices will continue to remain low and mine development in the minerals mining sector will continue to remain below normal levels;

(n)	the operational spending throughout the 30-40 year life of a mine and our ability to provide services through such period;

(o)	the arrival of new major projects and our required participation in the bidding process for work on these projects;

(p)	the expected improvement to our near-term cash management, our draw down of our inventory of higher-cost tire inventory and a reduction in our tire inventory over the coming months;

(q)	future events such as changes in existing laws and regulations possibly require us to make additional expenditures;

(r)	the expected agreement between our employees party to the collective bargaining agreement which expired February 28, 2009 and us; and

(s)	the expected agreement with a banking syndicate to extend our credit facility one year.

Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this Annual Information Form include, but are not limited to:

The forward-looking information in paragraphs (a), (b), (c), (d), (e), (f), (k), (l), (m), (q), (r), and (s) rely on certain market conditions and demand for our services and are based on the assumptions that: despite the slow down in the global economy and tightening of credit conditions combined with short term declines in oil prices, which will slow capital development of Canada’s natural resources, in particular the oil sands, we still expect to see strong demand for our recurring services as the oil sands continue to be an economically viable source of energy, our customers and

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potential customers continue to invest in the oil sands and other natural resources developments; our customers and potential customers will continue to outsource the type of activities for which we are capable of providing service; and the Western Canadian economy continues to develop with additional investment in public construction; and are subject to the following risks and uncertainties that:

•	anticipated major capital projects in the oil sands may not materialize;

•	demand for our services may be adversely impacted by regulations affecting the energy industry;

•	failure by our customers to obtain required permits and licenses may affect the demand for our services;

•

changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce our revenue from those customers;

•	reduced financing as a result of the tightening credit markets may affect our customers’ decisions to invest in infrastructure projects;

•	we are unable to extend our revolving credit facility by one year;

•

insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers;

•	a change in strategy by our customers to reduce outsourcing could adversely affect our results;

•	cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers;

•	because most of our customers are Canadian energy companies, a further decline in the Canadian energy industry could result in a decrease in the demand for our services;

•	shortages of qualified personnel or significant labour disputes could adversely affect our business; and

•	unanticipated short term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

The forward-looking information in paragraphs (a), (b), (e), (f), (g), (h), (i), (j), (k), (n), (o), (p), (q), (r) and (s) rely on our ability to execute our growth strategy and are based on the assumptions that the management team can successfully manage the business; we can maintain and develop our relationships with our current customers; we will be successful in developing relationships with new customers; we will be successful in the competitive bidding process to secure new projects; that we will identify and implement improvements in our maintenance and fleet management practices; we will be able to benefit from increased recurring revenue base tied to the operational activities of the oil sands; we be able to access sufficient funds to finance our capital growth; and are subject to the risks and uncertainties that:

•	continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a further decline in oil prices;

•	if we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired;

•	we are unable to extend our revolving credit facility by one year;

•	we are dependent on our ability to lease equipment, and a tightening of this form of credit could adversely affect our ability to bid for new work and/or supply some of our existing contracts;

•	our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals;

•	our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition;

•	lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs;

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•	our operations are subject to weather-related factors that may cause delays in our project work;

•	environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers; and

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to our most recent annual management’s discussion and analysis.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. “Consolidated EBITDA” is a measure defined by our revolving credit facility agreement. This measure is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income (loss). We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our revolving credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. EBITDA and Consolidated EBITDA are non-GAAP financial measures and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under Canadian GAAP or US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; and

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

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Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. Our use of the term, “Consolidated EBITDA (as defined within the revolving credit agreement)”, replaces the term “Consolidated EBITDA (per bank)” used in prior filings but the definition of Consolidated EBITDA has not changed.

A reconciliation of Net Income (Loss) to EBITDA and Consolidated EBITDA can be found in our Management’s Discussion and Analysis of Financial condition and results of operation for the year ended March 31, 2009 available on SEDAR at www.sedar.com and IDEA at www.sec.com.

CORPORATE STRUCTURE

The Company was amalgamated under the Canada Business Corporations Act on November 28, 2006, and was the entity continuing from the amalgamation of NACG Holdings Inc. with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. The amalgamated entity continued under the name North American Energy Partners Inc. The Company’s head office is located at Zone 3, Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta, T7X 5A7.

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The Company wholly-owns NACG Finance LLC and North American Construction Group Inc. (“NACG”). NACG, in turn, wholly-owns our operating subsidiaries (collectively, the “Subsidiaries”). The chart below depicts our corporate structure and indicates the jurisdiction of formation of each of our direct and indirect Subsidiaries.

DESCRIPTION OF OUR BUSINESS

BUSINESS OVERVIEW

We provide a wide range of heavy construction and mining, piling and pipeline installation services to customers in the Canadian oil sands, mineral mining, commercial and public construction and conventional oil and gas markets. Our primary market is the Alberta oil sands, where we support our customers’ mining operations and capital projects. While we provide services through all stages of an oil sands project’s lifecycle, our core focus is on providing recurring services, such as contract mining, during the operational phase. On a trailing 12-months basis to March 31, 2009, recurring services represented 65% of our oil sands business. Our principal oil sands customers include all four of the producers that are currently mining bitumen in Alberta: Syncrude Canada Ltd.1 (Syncrude), Suncor Energy Inc.

[1]	Joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Petro-Canada Oil and Gas (12%), ConocoPhillips Oil Sands Partnership II (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd (5%) and Mocal Energy Limited (5%).

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(Suncor) and Albian Sands Energy Inc.2 (Albian) and Canadian Natural Resources Limited (Canadian Natural). We focus on building long-term relationships with our customers. For example, we have been providing services to Syncrude and Suncor for over 30 years.

We believe that we operate the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet includes 728 pieces of diversified heavy construction equipment supported by over 900 ancillary vehicles. While our expertise covers mining, heavy construction, piling and pipeline installation in many different types of location, we have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the oil sands in Alberta.

We believe that our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity, scale of operations and broad service offering differentiate us from our competition. In addition, we believe that these capabilities will enable us to support the growing volume of recurring services that the oil sands is generating.*

While our mining services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully export knowledge and technology gained in the oil sands and put it to work in other resource development projects across Canada. As an example, in fiscal 2008 we successfully completed the development of a diamond mine site in Northern Ontario. This three-year project required us to operate effectively in a remote location in the extreme weather conditions prevalent in northern Canada. As a result of our successful work on this and other similar projects, we believe that we have attracted the attention of resource developers. While development of resources has been affected by the current economic environment, we remain committed to expanding our operations to other potential projects, including those in the high Arctic regions.

HISTORY AND DEVELOPMENT OF THE BUSINESS

We completed an Initial Public Offering (“IPO”) of our common shares and related reorganization (the “Reorganization”) in November 2006 to deleverage our balance sheet and provide additional financial capacity as we pursued our growth strategy. The common shares began trading on the New York Stock Exchange on November 22, 2006 and became fully tradable on the Toronto Stock Exchange on November 28, 2006. Through the IPO, we raised a total of $152.6 million in net proceeds. These funds were used primarily to restructure our balance sheet, reduce outstanding debt and buy out a number of equipment operating leases. For more information on the IPO and the Reorganization see “The IPO and the Reorganization”.

The following is a summary of the significant events that have influenced our business over the past three years.

From fiscal 2007 through the first nine months of fiscal 2009, we were in a rapid growth phase as we responded to increased demand for recurring services in the oil sands and a high level of new construction activity resulting from new oil sands development. Our growth was further fuelled by record prices for commodities and very strong economic conditions, which helped to drive the commercial and public construction, conventional oil and gas and minerals mining sectors in Canada. In response to the fast-growing demand, we hired additional personnel and invested over $261.9 million into new equipment, creating one of the strongest heavy equipment fleets in Western Canada. We also completed two acquisitions in our Piling division, one of which moved us into the market for micropiling, while the other provided us with a presence in northern Saskatchewan.

During this same period, we achieved record financial results in all three of our operating divisions. Our Heavy Construction and Mining segment achieved compound annual growth of 25%, benefiting from increased production at the Canadian Natural site under our 10-year overburden removal contract, as well as increased demand for our site services under our master services agreements with Syncrude and Albian.

[2]	Joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Canada Corporation (20%).
*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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Our Piling segment achieved 19% compound annual revenue growth, primarily related to increased construction activity in the oil sands and robust commercial and public construction markets in Alberta, British Columbia and Saskatchewan. Major projects included the provision of piling for the expansion of Shell’s Scotford upgrader facility in Edmonton and the construction of the coker and naphtha units on Suncor’s Millennium site. We are also providing the piling work for Suncor’s latest development, Voyageur.

Our Pipeline segment achieved 44% compound annual revenue growth during this same three-year period. The division overcame losses on two fixed-price contracts in fiscal 2007 and fiscal 2008 as it refocused its bidding strategy and subsequently secured and successfully completed Kinder Morgan Inc.’s (“Kinder Morgan”) Trans Mountain (“TMX”) Anchor Loop project.

In the second quarter of fiscal 2009, market conditions began to change. Lower commodity prices and restricted access to capital forced some customers to delay or defer capital intensive projects. This in turn reduced the backlog of new development projects in the oil sands which has had a negative impact on our Piling and Heavy Construction and Mining segments. While new construction spending has declined overall, customers with strong balance sheets, such as Exxon-Mobil Canada Ltd., have announced their intention to proceed with construction to capitalize on anticipated lower input costs and improved availability of labour. While overall demand for project development services supporting new construction in the oil sands has been impacted, demand for our recurring services business remains stable and is anticipated to increase in the coming years.*

The commercial construction sector has also been negatively affected by weaker economic conditions, resulting in reduced demand for our piling services. However, public infrastructure spending is beginning to accelerate as a result of the federal and provincial governments’ attempts to stimulate the economy. This government stimulus may help to partially offset the impact of reduced demand from the commercial construction sector.

Prior to the global financial crisis, numerous pipeline construction and expansion projects had been announced to address limited existing pipeline capacity and to accommodate increasing oil sands production levels. This included Kinder Morgan’s TMX Anchor Loop project, which we worked on throughout fiscal 2009. While the full impact of reduced oil sands development on the pipeline industry is still unclear, companies in the late planning stages of their projects continue to move forward. However, competition for these projects has increased with more bidders willing to assume more risk to secure work. Given the continuing opportunities in other areas of our business, specifically recurring services, we have opted not to bid pipeline projects in a way that would create undue risk. As a result, we have not secured a contract for the Pipeline division since completing the TMX project in the three months ended December 31, 2008.

Other resource sectors have also been impacted by the changing economic conditions, with lower commodity prices and limited access to capital reducing the viability of exploration and development. This, in turn, has impacted opportunities for Heavy Construction and Mining outside of the oil sands.

We have responded to the changing market conditions by further strengthening our financial position through capital spending reductions, organizational restructuring, cost reduction initiatives and focused cash preservation. We have also focused attention on those areas of our business that provide opportunities for profitable revenue generation, particularly recurring services to projects in the oil sands.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

NORTH AMERICAN ENERGY PARTNERS INC.

Annual Information Form

June 9, 2009

OUR COMPETITIVE STRENGTHS

We believe our competitive strengths are as follows:

Leading market position

We are the largest provider of contract mining services in the Alberta oil sands area and we believe we are the largest piling foundations installer in Western Canada. We have operated in Western Canada for over 50 years and have participated in every significant oil sands mining project since operators first began working in the oil sands over 30 years ago. We believe we operate the largest fleet of any contract services provider in the oil sands. We believe we are one of only a few companies capable of taking on long-term, large-scale projects in the oil sands. In addition, we have extensive experience operating in the challenging working conditions created by the harsh climate and difficult terrain of the oil sands and Northern Canada. We believe the combination of our significant size, extensive experience and broad service offerings makes us one of only a few companies capable of taking on long-term, large-scale mining and heavy construction projects in the oil sands. For example, we were selected in fiscal 2005 by Canadian Natural to provide substantial services under several contracts, including a 10-year overburden removal contract.

Large, well-maintained equipment fleet

As of March 31, 2009, we had a heavy equipment fleet of 728 units, made up of shovels, excavators, trucks and dozers as well as loaders, graders, scrapers, cranes, pipe layers and drill rigs. Over the past three years we have invested over $264.1 million into our fleet including upgrades, new equipment purchases and capital equipment leases. As a result of this investment, we believe we now have an unmatched, modernized fleet of equipment to service our clients’ needs. Many of these units are among the largest truck, shovels and dozers in the world and are designed for use in the largest earthmoving and mining applications globally, giving us a competitive advantage in the oil sands and other natural resource applications. Being the only contractor in the oil sands to operate equipment of this scale is an advantage, particularly at a time when our customers are less inclined to make major investments in new capital. Furthermore, the size and diversity of our fleet enables us to respond on short notice and provide customized fleet solutions for each specific job.

A well-maintained fleet is critical in the harsh climatic and environmental conditions we encounter. We operate four significant maintenance and repair centers on our customers’ oil sands sites. These facilities are capable of accommodating the largest pieces of equipment in our fleet. In addition, we have a major repair facility located at our corporate headquarters near Edmonton, Alberta. This facility can perform the same major maintenance and repair activities as our facilities in the oil sands and provides back-up in the event of peak maintenance or repair requirements for oil sands equipment. We believe our combination of onsite and offsite service capabilities increase our efficiency. This, in turn, reduces costs and increases our equipment utilization, thereby enhancing our competitive edge and profitability.

Broad service offering across a project’s lifecycle

We are considered to be a “first-in, last-out” service provider in the oil sands because we provide services through the entire lifecycle of an oil sands project. Our work typically begins with the initial consulting services provided during the planning phase, including constructability, engineering reviews and budgeting. This leads into the construction phase during which we provide a full range of our services, including clearing, muskeg removal, site preparation, mine infrastructure construction, piling, pipeline and underground utility installation. As the mine moves into production, we support the operation of the mine by providing ongoing site maintenance and upgrading, equipment and labour supply, overburden removal and land reclamation. Given the long-term nature of oil sands projects, we believe that our broad service offering enables us to establish on-going relationships with our customers through a continuous supply of services as we transition from one stage of the project to the next.

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Long-term customer relationships

We have established strong, long-term relationships with major oil sands producers and conventional oil and gas producers. Our largest oil sands customers by revenue are Syncrude, Suncor, Albian and Canadian Natural. We have worked with each of these customers since they began operations in the oil sands, which in the case of Syncrude and Suncor was over 30 years ago. The longevity of our customer relationships reflects our ability to deliver a strong safety and performance record, a well-maintained, highly capable fleet with specific equipment dedicated to individual customers and a staff of well-trained, experienced supervisors, operators and mechanics. In addition, our practice of maintaining offices and maintenance facilities directly on most of our oil sands customers’ sites enhances the relationship. Our proximity and close working relationships typically result in advance notice of projects, enabling us to anticipate our customers’ needs and align our resources accordingly.

Operational flexibility

The combination of our onsite fleets and relationships with multiple oil sands operators makes it possible for us to easily and cost efficiently transfer equipment and other resources among projects. This keeps us highly responsive to customer needs and is an essential element in securing recurring services business. In this part of the business, lead times are short and the work is usually conducted outside of long-term contracts. The nature of this work acts as a disincentive for potential new competitors who may be unwilling to take the risk of mobilizing a fleet for a single project or without the benefit of secure contracts.

OUR STRATEGY

Our strategy is to be an integrated service provider for the developers and operators of resource-based industries in a broad and often challenging range of environments. More specifically, our strategy is to:

•	Increase our recurring revenue base: It is our intention to continue expanding our recurring services business to provide a larger base of stable revenue.*

•

Leverage our long-term relationships with customers:  We intend to continue building our relationships with existing oil sands customers to win a substantial share of the heavy construction and mining, piling and pipeline services outsourced in connection with their projects.*

•

Leverage and expand our complementary services:  Our service segments, Heavy Construction and Mining, Pipeline and Piling are complementary to one another and allow us to compete for many different forms of business. We intend to build on our “first-in” position to cross-sell our many services, while also pursuing selective acquisition opportunities that expand our complementary service offerings.*

•

Enhance operating efficiencies to improve revenues and margins:  We aim to increase the availability and efficiency of our equipment through enhanced maintenance, providing the opportunity for improved revenue, margins and profitability.*

•

Position for future growth:  We intend to build on our market leadership position and successful track record with our customers to benefit from future oil sands development. We intend to use our fleet size and management capability to respond to new opportunities as they occur.*

•

Increase our presence outside the oil sands:  We intend to increase our presence outside the oil sands and extend our services to other resource industries across Canada. Canada has significant natural resources and we believe that we have the equipment and the experience to assist with developing those natural resources.*

To help us manage successfully through the current business environment, we are focused on:

•	working with our customers and suppliers to establish the most efficient and cost effective way for us to deliver services to meet a broad range of our customers’ project needs;

•	cash conservation to ensure liquidity for operational circumstances;

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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June 9, 2009

•	continuing to improve our working capital management;

•	strategic prioritization of our capital expenditures to minimize cash outflows while maintaining the flexibility to take advantage of profitable opportunities; and

•	careful and thorough evaluation of all opportunities to ensure we maintain reasonable levels of profitability in the current economic environment.

OUR OPERATIONS AND SEGMENTS

Our business is organized into three interrelated, yet distinct, operating segments: (i) Heavy Construction and Mining, (ii) Piling and (iii) Pipeline. Revenue generated from these three segments for the year ended March 31, 2009 can be seen in the chart below:

Heavy Construction and Mining

Our Heavy Construction and Mining segment focuses primarily on providing surface mining support services for oil sands and other natural resources. This includes activities such as:

•	land clearing, stripping, muskeg removal and overburden removal to expose the mining area;

•	the supply of labour and equipment to be operated within the customers’ mining fleet directly supporting the mining of ore;

•	general support services including road building, repair and maintenance for both mine and treatment plant operations, hauling of sand and gravel and relocation of treatment plants;

•	construction related to the expansion of existing projects including site development and construction of infrastructure; and

•	reclamation of completed mine sites to stringent environmental standards.

Most of these services are classified as recurring services and represent the majority of services provided by our Heavy Construction and Mining segment. Complimenting these services, the Heavy Construction and Mining segment also provides industrial site construction for mega-projects and underground utility installation for plant, refinery and commercial building construction.

NORTH AMERICAN ENERGY PARTNERS INC.

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Piling

Our Piling segment installs all types of driven, drilled and screw piles, caissons, earth retention and stabilization systems. Operating throughout Western Canada, this segment has a solid record of performance on both small and large-scale projects. Our Piling segment also has experience with industrial projects in the oil sands and related petrochemical and refinery complexes and has been involved in the development of commercial and community infrastructure projects.

Pipeline

Our Pipeline segment installs transmission, distribution and gathering systems made of steel, fiberglass and/or plastic pipe in sizes up to 52” in diameter. Penstock installation services are also provided. This segment has successfully completed jobs of varying magnitude for some of Canada’s largest energy companies. Recent projects include Kinder Morgan’s Trans Mountain Expansion (TMX) Anchor Loop pipeline, which involved the installation of 160 km of large-diameter pipe through extremely challenging and ecologically sensitive terrain. The project, which runs from Hinton, Alberta through Jasper National Park, across the Rocky Mountains and through to Mt. Robson Provincial Park in British Columbia, was successfully completed with minimal impact to the environment.

The table below shows the revenues generated by each operating segment for the fiscal years ended March 31, 2009, 2008 and 2007:

	Year Ended March 31,
	2009		2008		2007
	(Dollars in thousands)
Heavy Construction & Mining	$716,053	73.7%	$626,582	63.3%	$473,179	75.2%
Piling	155,076	15.9	162,397	16.4	109,266	17.3
Pipeline	101,407	10.4	200,717	20.3	47,001	7.5

Total	$972,536	100.0%	$989,696	100.0%	$629,446	100.0%

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OUR MARKETS

We provide services to four distinct end markets: Canadian oil sands, conventional oil and gas, commercial and public construction and minerals mining. Revenue generated from these four end markets for the year ended March 31, 2009, can be seen in the chart below:3

Canadian Oil Sands

Our core market is the Alberta oil sands, where we generated 83% of our fiscal 2009 revenue. According to the Canadian Association of Petroleum Producers (CAPP), the oil sands represent 97% of Canada’s recoverable oil reserves. At 173 billion barrels, the Canadian oil sands deposits are second only to those of Saudi Arabia. The oil sands are located in three regions of northern Alberta: Athabasca, Cold Lake and Peace River. In 2008, oil sands production reached 1.2 million barrels per day (“bpd”), representing 45% of Canada’s total oil production.

Oil sands are grains of sand covered by a thin layer of water and coated by heavy oil or bitumen. Bitumen, because of its structure, does not flow and therefore requires non-conventional extraction techniques to separate it from the sand and other foreign matter. There are currently two main methods of extraction: (i) open pit mining, where bitumen deposits are sufficiently close to the surface to make it economically viable to recover the bitumen by treating mined sand in a surface plant; and (ii) in situ, where bitumen deposits are buried too deep for open pit mining to be cost effective and operators instead inject steam into the deposit so that the bitumen can be separated from the sand and pumped to the surface. CAPP estimates that approximately 20% of the oil sands are recoverable through open pit mining.

We currently provide most of our services to customers that access the oil sands through open pit mines. These customers utilize our services at various stages of their projects. The three-to-four year initial construction and development phase of a new mine creates demand for our project development services, such as clearing, site preparation, piling and underground utilities installation. As the mine moves into the 30-40 year operational phase, demand shifts from project development services to recurring services such as surface mining, overburden removal, labour and equipment supply, mine infrastructure development and maintenance and land reclamation.*

[3]	For the year ended March 31, 2009 we did not generate revenues from minerals mining.
*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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Approximately 65% of our oil sands-related revenue, for the year ended March 31, 2009, comes from the provision of recurring services to existing oil sands projects, with the balance coming from project development.

Recurring Services:  Growth in our recurring services business is a function of both increased production levels in the oil sands and the inherent need for additional support services through the lifecycle of a mine.

Production increases in the oil sands occur through the elimination of bottlenecks and/or expansion of existing oil sands operations, as well as through new mines that have entered their production phase. In both cases, the required output from the extraction process increases, resulting in higher demand for the recurring services we provide, such as overburden removal, equipment and labour supply and mine maintenance services.*

The requirement for recurring services also typically grows as mines age. Mine operators tend to construct their plants closest to the easy-to-access bitumen deposits to maximize profitability and cash-flow at the beginning of their project. As the mines move through their typical 30-40 year life cycle, easy-to-access bitumen deposits are depleted and operators must go greater distances and move more material to access their ore reserves. Over this period, haulage distances progressively increase and the amount of overburden to be removed per cubic meter of exposed oil sand grows. As a result, the total capacity of digging and hauling equipment must increase together with an increase in ancillary equipment and services to support these activities. In addition, as the mine extends to new areas of the lease, operators will often relocate mine infrastructure in order to reduce haul distances. This creates demand for mine construction services, which we also provide. Accordingly, the demand for recurring oil sands services continues to grow even during periods of stable production because the geographical footprints of existing mines continue to expand under normal operation.*

Project Development Services:  Demand for project development services in the oil sands is primarily driven by new developments and expansions. We support our customers’ new development and expansion projects by providing construction services such as clearing, site preparation, piling and underground utilities installation. Between 2000 and 2007, over $70.9 billion of capital has been invested into the oil sands, the core market for our project development services. *

Current Canadian Oil Sands Business Conditions

Recurring Services:  In 2008, oil prices dropped significantly from record highs, leading to a view that the oil sands had become less viable. However, there was little change in production activity at operational oil sands projects as these mines are largely insensitive to short-term changes in oil prices. This is due to the immense up-front capital

*

This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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June 9, 2009

investment associated with these projects and the need to operate them at full capacity to achieve low per-unit operating costs. In addition, oil sands plants are not designed for temporary production shutdowns and the costs, delays and potential risks associated with a temporary production stoppage virtually eliminate this option for oil sands producers. For these reasons, we believe that oil sands operators will continue to maintain stable production activity through short-term declines in oil prices.*

Moreover, we believe that demand for recurring services in the oil sands will continue to grow over the long-term as existing oil sands mines progress and as new mines entering or nearing production, such as Canadian Natural’s Horizon mine and Albian’s Jackpine mine, come on-line.*

Project Development:  In contrast to our recurring services business, demand for project development services is more sensitive to a downturn in the global economy. As an example, several oil sands producers adjusted their near-term capital spending plans during 2008 in response to weaker commodity, equity and credit market conditions. Petro-Canada has deferred the Fort Hills project in order to re-evaluate costs. Suncor announced a reduction in spending on both the Voyageur and Firebag developments and several customers have announced they are deferring decisions about upgrader projects. More recently, Total has deferred the Joslyn project, citing a re-evaluation of costs.

While the current conditions have reduced the amount of capital spending likely to be invested in the region in the near term, we believe that the lower input costs and industry consolidation that are resulting from the slowdown will ultimately lead to a more sustainable environment for oil sands development. As an example, Suncor and Petro-Canada have announced merger plans which are expected to create an entity that can better support capital investments. In addition, Petro-Canada has announced a 30% reduction in cost estimates for its Fort Hills mine as a result of the more competitive conditions in the oil sands.*

We are encouraged by independent economic forecasts indicating a global economic recovery beginning in late 2009, the current strength in oil prices and the recent announcement that Imperial Oil Ltd. will proceed with the development of their Kearl oil sands project in Alberta at an estimated capital cost of $8 billion.

Longer term, industry forecasts for oil sands project development remain positive. Major producers continue to reiterate that their investment in the oil sands is driven by expected long-term demand and prices for oil and not by short-term oil prices. This is consistent with the minimum three-to-four year development lead time required to build oil sands mines and the 30-40 year operating life of these projects.

Commercial and Public Construction

According to Statistics Canada, the value of non-residential building permits in 2008 was $29.6 billion, up 58% from 2004. Ontario accounted for 39% of the total value over the four-year period, followed by Alberta at 21%, Quebec at 17%, British Columbia at 14% and the rest of the provinces and territories accounting for the remaining 9%. We provide commercial and public construction services in Alberta, British Columbia, Saskatchewan and we recently opened an office in Ontario.

Current Commercial and Public Construction Business Conditions

Currently, commercial construction activity is experiencing a slowdown in Western Canada, reflecting tighter credit markets, declining real estate values and other impacts of the economic recession. While we expect that the number of commercial construction projects will decline in 2009, government-sponsored infrastructure projects should offset some of this impact.*

The increase in infrastructure spending is being driven in part by population demands. In recent years, activity in the energy sector has created significant economic and population growth in Western Canada, which has strained

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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public facilities and infrastructure across the province. The Alberta government has responded by allocating approximately $120 billion over 20 years to improvement and expansion projects. From 2009 to 2012, the Government of Alberta plans to spend $7.7 billion annually on capital projects. The renewed interest in infrastructure investment is also being supported by government efforts to stimulate the economy. In Ontario, the government recently announced $27.5 billion of infrastructure spending over the next two years as part of its stimulus package. Additionally, Canada’s federal government recently unveiled a budget which includes $12 billion of new infrastructure spending.

We believe that the demand for new infrastructure to support a larger population and government investment in infrastructure to stimulate the economy provides a strong outlook for infrastructure spending in Western Canada and in Ontario. We believe that our ability to meet many of the construction and piling needs of core infrastructure customers, along with our strong local presence and significant regional experience, position us to capitalize on the expected growth in infrastructure projects. *

Conventional Oil and Gas

According to the Canadian Energy Pipeline Association (CEPA), Canada is the world’s third largest natural gas producer and the seventh largest crude oil producer, with an output of approximately 16.8 billion cubic feet of natural gas per day and 2.8 million barrels of oil per day. Canada also has the world’s largest pipeline network for crude oil, however, this network is nearing capacity, particularly in Western Canada. According to CEPA, pipeline assets must double by 2015 to support projected supply. Pipeline projects that are currently underway and are expected to be in service by the end of 2010 will provide capacity until 2013, at which time a further capacity increase will be required. It generally takes four-to-five years to put a new pipeline into service.

We provide pipeline installation and facility support services to Canada’s conventional oil and gas producers and pipeline transmission companies. Conventional oil and gas producers typically require pipeline installation services in order to connect producing wells to existing pipeline systems, while pipeline transmission companies install larger diameter pipelines to carry oil and gas to market.

Current Conventional Oil and Gas Business Conditions

While there has been an overall decrease in oil and gas investment as a result of weaker economic conditions and the downturn in oil and gas prices, companies involved in the transmission of oil and gas do not appear to be delaying investment in new pipeline development. With current pipelines at capacity and long lead times involved in securing project approvals and procuring materials, pipeline operators appear committed to proceeding with the construction of their pipelines.

Minerals Mining

According to the government agency, Natural Resources Canada (“NRC”), Canada is one of the largest mining nations in the world, producing more than 60 different minerals and metals. The value of minerals produced (i.e. excluding petroleum and natural gas) reached $45.3 billion in 2008, up 11.7% from $40.5 billion in 2007. Canada was also the top destination for mineral exploration capital from worldwide sources in 2008, with expenditures close to $3 billion for a second year in a row.

Outside the oil sands, we have identified the Canadian diamond mining industry as one of our targets for new business opportunities. The diamond mining industry in Canada is relatively new, having operated for only nine years. According to NRC, Canada continues to rank as the third largest diamond producing country in the world by value after Botswana and Russia. We intend to leverage the experience and skills gained through the successful completion of the construction of the DeBeers Victor diamond mine to pursue other opportunities in this area.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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Canada is also the world leader in uranium mining. The two largest high-grade deposits of uranium in the world have been discovered in Canada. According to NRC, 80% of Canada’s recoverable reserve base is categorized as “low cost”. Historically, exploration and production have taken place primarily in Saskatchewan. Recently, however, significant exploration efforts are underway in the Northwest Territories, Yukon, Nunavut, Quebec, Newfoundland and Labrador, Ontario, Manitoba and Alberta.*

Current Minerals Mining Business Conditions

The effects of the global economic downturn have weakened demand for base metals and minerals in recent months, causing prices to drop significantly. This devaluation of commodities, together with limited access to capital, has slowed new mine development. Exploration capital expenditures are expected to fall by 50% in 2009 according to the NRC and certain projects that were slated to start construction in 2009 have been deferred. It is anticipated that commodity prices will remain low until the world economy improves.*

OUR REVENUE SOURCES

We have experienced steady growth in recurring revenue from operating oil sands projects over the past few years. Project development revenue, by contrast, has recently declined reflecting the impact of economic conditions on large-scale capital projects. Future growth in our recurring revenue will be reflective of increased activities at current operational mines along with the start-up of new operational mines as oil sands projects move from the capital development stage into the operational phase.*

The following graph displays the breakdown between recurring services revenue and project development revenue for the trailing 12-months at three month intervals from March 31, 2007 to March 31, 2009:

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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Recurring Services Revenue:  Recurring services revenue is derived from long-term contracts and master services agreements as described below:

•

Long-term contracts.  This category of revenue consists of revenue generated from long-term contracts (greater than one year) with total contract values greater than $20 million. These contracts are for work that supports the operations of our customers and include long-term contracts for overburden removal and reclamation. Revenue in this category is typically generated under unit-price contracts and is included in our calculation of backlog. This work is generally funded from our customers’ operating budgets.

•

Master Services Agreements.  This category of revenue is generated from the master services agreements in place with Syncrude and Albian. This revenue is typically generated by supporting the operations of our customers and is therefore considered to be recurring. This revenue is not guaranteed under contract and is not included in our calculation of backlog. This revenue is primarily generated under time-and-materials contracts. This work is generally funded from our customers’ operating or maintenance capital budgets.

Project Development Revenue:  Project development revenue is typically generated during the support of capital construction projects and is therefore considered to be non-recurring. This revenue can be generated under lump-sum, unit-price, time-and-materials and cost-plus contracts. It can be included in backlog if generated under lump-sum, unit price or time-and-materials contracts and scope is defined. This work is generally funded from our customers’ capital budgets.

OUR CONTRACT TYPES

We complete work under the following types of contracts: cost-plus, time-and-materials, unit-price and lump-sum. Each type of contract contains a different level of risk associated with its formation and execution. The following table demonstrates our revenue by contract type:

Time-and-materials.  A time-and-materials contract involves using the components of a cost-plus job to calculate rates for the supply of labour and equipment. In this regard, all components of the rates are fixed and we are compensated for each hour of labour and equipment supplied. The risk associated with this type of contract is the estimation of the rates and incurrence of expenses in excess of a specific component of the agreed-upon rate. Any cost overrun in this type of contract must come out of the fixed margin included in the rates.

Unit-price.  A unit-price contract is utilized in the execution of projects with large repetitive quantities of work and is commonly used for site preparation, mining and pipeline work. We are compensated for each unit of work we

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perform (for example, cubic meters of earth moved, lineal meters of pipe installed or completed piles). Within the unit-price contract, there is an allowance for labour, equipment, materials and subcontractors’ costs. Once these costs are calculated, we add any site and corporate overhead costs along with an allowance for the margin we want to achieve. The risk associated with this type of contract is in the calculation of the unit costs with respect to completing the required work.

Lump-sum.  A lump-sum contract is utilized when a detailed scope of work is known for a specific project. Thus, the associated costs can be readily calculated and a firm price provided to the customer for the execution of the work. The risk lies in the fact that there is no escalation of the price if the work takes longer or more resources are required than were estimated in the established price, as the price is fixed regardless of the amount of work required to complete the project.

Cost-plus.  A cost-plus contract is a contract in which all the work is completed based on actual costs incurred to complete the work. These costs include all labour, equipment, materials and any subcontractors’ costs. In addition to these direct costs, all site and corporate overhead costs are charged to the job. An agreed-upon fee that represents a profit in the form of a fixed percentage is then applied to all costs charged to the project. This type of contract is utilized where the project involves a large amount of risk or the scope of the project cannot be readily determined.

In addition to the types of contracts listed above, we also use Master Services Agreements for work in the oil sands to support the operations of our customers. The Master Service Agreement specifies the rates that will be charged for the supply of labour and equipment, but does not specify scope or schedule of work. This revenue is primarily generated under time-and-materials contracts and is generally funded from our customers’ operating or maintenance capital budgets.

We also do a substantial amount of work as a subcontractor to other general contractors. Subcontracts vary in type and in conditions, with respect to the pricing and terms, and are governed by one specific prime contract that governs a large project generally. In such cases, the contract with the subcontractors contains more specific provisions regarding a specified aspect of a project than the provisions provided in the prime contract.

PROJECTS

ACTIVE PROJECTS

Canadian Natural: Overburden Removal

Canadian Natural’s Horizon Project is located 70 kilometres north of Fort McMurray in the Alberta oil sands. The Horizon Project achieved first oil production on February 28, 2009 and is expected to produce 135,000 bpd during the first phase. Future phases are expected to see production of 270,000 bpd, followed in due course by an increase to 577,000 bpd.*

In 2005, we won a contract with Canadian Natural to remove approximately 400 million bank cubic meters (“BCM”) of overburden and to use 300 million BCM of it to build tailings dykes at the site. This is a unit price contract worth approximately $1.3 billion over the 10-year life of the contract (five years of the contract value is reflected in our reported backlog). The life of the mine is estimated at approximately 30-40 years and we anticipate renewing the contract for an additional 10 years once our current contract expires.*

Current work consists of overburden removal and haulage for dyke construction and haulage to waste dumps, roads and other structures. In addition, as the mine develops there will be a need for additional mine site services which we traditionally perform at other operating oil sands mines.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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Syncrude: Reclamation

We have completed four years of work on a five-year contract to provide complete reclamation of overburden dumps and tailings dams at the Syncrude site. The scope of services under this contract includes the excavation, hauling and placing of approximately 15.7 million cubic meters of muskeg (wet peat soil) and other secondary material. Reclamation is performed during the final stages of the mining process, where material that is suitable as a growing medium is placed over various areas in the oil sands mine site to return the land to a stable, biologically self-sustaining state. This contract is reflected in our backlog under time-and-materials and is scheduled to be completed by March 2010. We are working to have this contract renewed for an additional five year period.

Syncrude: Base Plant: Labour & Equipment Supply

The scope of work under this Master Services Agreement with Syncrude is undefined and is not reflected in our reported backlog. Construction work authorizations are issued for each piece of work required and are normally completed under time-and-materials arrangement on an hourly basis, utilizing different types of equipment and labour. This agreement was originally negotiated in 1998 and is renewed annually. Our agreement is set to expire again this fall. A prequalification for extension on the agreement has been submitted.

Albian: Muskeg River and Jackpine: Labour & Equipment Supply

Albian is the operator of the Muskeg River mine and Jackpine mine, both located 75 kilometres north of Fort McMurray, Alberta. At full production, the Muskeg River mine produces 155,000 bpd of bitumen for the Athabasca Oil Sands Project, a joint venture among Shell Canada Limited, Chevron Canada and Marathon Oil Canada Corporation. The Jackpine mine is currently under development and once Phase 1A is complete, the Jackpine mine is expected to add an additional 100,000 bpd to Albian’s production.

We supply Albian with the necessary labour and equipment for a variety of heavy construction and mining projects such as overburden removal, reclamation, ditching, grading and tailing dyke construction. We entered a two-year mining and construction services agreement with Albian, effective May 1, 2007, which replaced a similar mining services contract which began in March 2002. Our current contract has been extended to July 2009. We are in discussions with the client as to future contract form and term. Under the expanded scope of the current agreement, we perform heavy construction jobs in addition to supplying labour and equipment to Albian’s mining operations at the Muskeg River mine. The work is typically performed under a time-and-materials arrangement and is not reflected in our reported backlog.

RECENTLY COMPLETED PROJECTS

Kinder Morgan: TMX Anchor Loop

The Kinder Morgan TMX Anchor Loop pipeline involved “twinning” (or looping) a 158 kilometre section of the existing Trans Mountain pipeline system between Hinton, Alberta and Jackman, British Columbia. It also involved the addition of two new pump stations. We were selected to undertake the first phase of this challenging project, which included construction through mountainous terrain, multiple river crossings and adherence to rigorous environmental guidelines, as the pipeline crosses through one of Canada’s protected national parks. We began work on this contract in fiscal 2007 and carried out a significant portion of the work in 2008. Work under this contract was completed in November 2008.

Suncor: Voyageur

Suncor’s Voyageur Project is a combination of 10 different project area plans that will complete the strategy to double the size of Suncor’s Fort McMurray oil sands operations from 250,000 to 550,000 bpd between 2010 and 2012. The project includes the construction of Suncor’s third oil sands upgrader.

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In 2007, we were contracted to supply and install the underground piping systems at Voyageur, construction dewatering and provide the piling to support the foundations of the pipe rack systems, vessels and other structures across the site. Work under this contract was completed in December 2008.

Suncor: Millennium Naphtha Unit (“MNU”)

Suncor’s MNU Project involved the construction of various plants and a series of pipe racks that tie the new plants to the existing ones. We worked on this project under a time-and-materials contract that included the provision of site grading and road works services, and the installation of deep and shallow undergrounds, piling, foundations, grounding and concrete pavement. Work under this contract was completed in September 2008.

Shell: Scotford

Shell undertook a major expansion to their upgrading facility in the Edmonton area in preparation for the planned production increases slated for the oil sands. We were contracted to supply the majority of the piling work for this project in 2006 and subsequently installed over 7,000 piles. Work under this contract was completed in June 2008.

Albian: Aerodrome

In fiscal 2008, we built an airstrip and associated facilities for Albian’s Expansion One site, expanding our own service offering to include engineering, procurement and final commissioning in addition to construction services. The Aerodrome Project involved the construction of a 2.3 kilometre paved runway with associated taxiways, apron, terminal and support facilities which accommodate aircraft sizes up to an Airbus A319. The private airstrip is used for employee and executive transportation to and from the site. The Aerodrome Project was completed on schedule in October 2007.

DeBeers: Victor Project

The Victor Project is located in the James Bay Lowlands of Northern Ontario, approximately 90 kilometres west of the coastal First Nations community of Attawapiskat. The Victor mine is the first diamond mine in Ontario and the second in Canada for DeBeers.

We provided site preparation services including site dewatering, ditching, crushing, fill placement, airstrip construction, plant grading, road construction, mine haul road development, removal of 1 million BCM of muskeg and 2.5 million cubic meters of limestone blasting. In 2006, we also built the winter ice road for temporary land access to the site. During the warmer summer months the only access is by air. Work under this contract was completed in March 2008.

JOINT VENTURE

We are party to a joint venture operated through a corporation called Noramac Ventures Inc., or “Noramac”, with Fort McKay Construction Ltd., as general partner for and on behalf of Fort McKay Construction Limited Partnership. This joint venture exists for the purpose of performing contracts within the Regional Municipality of Wood Buffalo which require the provision of heavy construction equipment to conduct earthworks and related services for the construction, development and operation of open-pit mining projects. The affairs of Noramac are managed, and all decisions and determinations with respect to Noramac are made, by a management committee (the “Management Committee”) with an equal number of representatives from our partner and us. The Management Committee is responsible for determining the work in relation to each contract that will be performed by Noramac. The joint venture agreement provides that if a prospective project is neither listed in the annual business plan for Noramac nor agreed by the parties to be a project in respect of which a tender is to be submitted or where the parties fail to reach agreement on the terms upon which Noramac shall tender or propose for a contract, then either we or our partner may pursue the contract without hindrance, interference or participation by the other. In no case, however, are we permitted to joint venture any industrial construction work in the Regional Municipality of Wood Buffalo with any other First Nations group, nor is our partner permitted to perform industrial construction work in the same area with any other non First

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Nations group. The joint venture agreement does not prohibit or restrict us from undertaking and performing, for our own account, any work for existing customers other than work to be performed by Noramac pursuant to an existing contract between Noramac and such customer.

RESOURCES AND KEY TRENDS

OUR FLEET AND EQUIPMENT

We operate and maintain a heavy equipment fleet, including crawlers, graders, loaders, mining trucks, compactors, scrapers and excavators. We also maintain a fleet of ancillary vehicles including various service and maintenance vehicles. Overall, the equipment is in good condition, subject to normal wear and tear. Our revolving credit facility and currency and interest rate swaps are secured by liens on substantially all of our equipment. We lease some of this equipment under lease terms that include purchase options.

The following table sets forth our heavy equipment fleet as at March 31, 2009:

Category	Capacity Range	Horsepower Range	Number in Fleet	Number Leased
Heavy Construction and Mining:

Articulating trucks	30 – 42 tons	305 – 460	30	0

Mining trucks	50 – 330 tons	650 – 2,700	191	48

Shovels	36 – 58 cubic yards	2,600 –3,760	7	5

Excavators	1 – 20 cubic yards	94 – 1,350	114	22

Crawler tractors	N/A	120 – 1,350	126	33

Graders	14 – 24 feet	150 – 500	28	8

Scrapers	28 – 31 cubic yards	450	8	0

Loaders	1.5 – 16 cubic yards	110 – 690	53	0

Skidsteer loaders	1 – 2.25 cubic yards	70 – 150	53	0

Packers	44,175 – 68,796 lbs	216 – 315	14	0

Pipeline:

Snow cats	N/A	175	1	0

Trenchers	N/A	165	1	0

Pipe layers	16,000 – 140,000 lbs	78 – 265	41	0

Piling:

Drill rigs	60 –135 feet (drill depth)	210 – 1,500	45	0

Cranes	25-100 tons	200 – 263	16	0

Total			728	116

For the fiscal years ended March 31, 2007, 2008 and 2009 we incurred expenses of $122.3 million, $174.9 million and $210.5 million, respectively, to maintain our equipment.

Many of our heavy equipment units are among the largest pieces of equipment in the world and are designed for use in the largest earthmoving and mining applications globally. Our large, diverse fleet gives us flexibility in scheduling jobs and we believe that this allows us to be responsive to our customers’ needs. A well-maintained fleet is critical in the harsh climate and environmental conditions in which we operate. We operate four significant

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maintenance and repair centers on the sites of the major oil sands projects, which are capable of accommodating the largest pieces of equipment in our fleet. These factors help us to be more efficient, thereby reducing costs to our customers to further improve our competitive edge, while concurrently increasing our equipment utilization and thereby improving our profitability.

CAPITAL EXPENDITURES

The following table sets out capital expenditures for our main operating segments for the periods indicated, excluding new capital leases:

	Year Ended March 31,
	2009	2008	2007
	(Dollars in thousands)

Heavy Construction & Mining	$80,289	$37,916	$95,829

Piling	8,679	12,945	8,940

Pipeline	75	5,229	1,918

Other	5,096	1,689	3,332

Total	$94,139	$57,779	$110,019

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FACILITIES

We own and lease a number of buildings and properties for use in our business. Our administrative functions are located at our headquarters near Edmonton, Alberta, which also houses a major equipment maintenance facility. Project management and equipment maintenance are also performed at regional facilities in Calgary and Fort McMurray, Alberta; Vancouver, Fort Nelson and New Westminster, British Columbia; and Regina and Martensville, Saskatchewan. We lease premises in British Columbia, Alberta and Saskatchewan under leases which expire between 2009 and 2022, subject to various renewal and termination rights. We have renewed our office lease, which now expires in 2012. We also occupy, without charge, some customer-provided lands. Our revolving credit facility and currency and interest rate swaps are secured by liens on substantially all of our properties. The following table describes our primary facilities:

Location	Function	Owned or Leased	Lease Expiration Date
Acheson, Alberta	Corporate Headquarters and major equipment repair facility	Leased	11/30/2012
Calgary, Alberta	Regional office and major equipment repair facility – Piling operations	Leased	12/31/2010
Fort McMurray, Alberta, Ruth Lake	Satellite office and maintenance facility – all operations	Building Owned Land Leased	11/30/2009
Fort McMurray, Alberta, Canadian Natural Plant Site	Site office and maintenance facility	Building Owned Land Provided	term of Canadian Natural contract
Fort McMurray, Alberta, Aurora Mine Site	Satellite office and equipment facility – all operations	Leased	month-to-month
Fort McMurray, Alberta, Albian Sands Mine Site	Satellite office and equipment facility – all operations	Building Leased Land Provided	month-to-month
Fort McMurray, Alberta	Satellite office	Leased	2/28/2022
Regina, Saskatchewan	Regional office and equipment repair facility – piling operations	Leased	3/14/2013
Martensville, Saskatchewan	Regional office and equipment repair facility – piling operations	Leased	4/30/2012
Calgary, Alberta	Satellite office and shop for Piling operations	Leased	6/30/2010
Edmonton, Alberta	Regional office and warehouse storage facility	Leased	12/31/2010

Our physical locations were chosen for their geographic proximity to our major customers.

COMPETITION

Our industry is highly competitive in each of our markets and competition increased during the year ended March 31, 2009 as a result of weaker economic conditions. Historically, the majority of our new business was awarded to us based on past client relationships without a formal bidding process. However, to generate new business with new customers, we have had to participate in formal bidding processes. As new major projects arise, we expect to have to participate in bidding processes on a meaningful portion of the work available to us on these projects. Factors that impact competition include price, safety, reliability, scale of operations, equipment and labour availability and quality of service. Most of our clients and potential clients in the oil sands area operate their own heavy mining equipment fleet. However, these operators have historically outsourced a significant portion of their mining and site preparation operations and other construction services.*

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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Our principal competitors in the Heavy Construction and Mining segment include Klemke Mining Corporation, Cow Harbour Construction Ltd., Cross Construction Ltd., Ledcor Construction Limited, Peter Kiewit and Sons Co., Tercon Contractors Ltd., Sureway Construction Ltd. and Thompson Bros. (Construction) Ltd. In underground utilities installation (a part of our Heavy Construction and Mining segment), Voice Construction Ltd., Ledcor Construction Limited and I.G.L. Industrial Services are our major competitors. The main competition to our deep foundation piling operations comes from Agra Foundations Limited, Double Star Co. and Ruskin Construction Ltd. The primary competitors in the pipeline installation business include Ledcor Construction Limited, Washcuk Pipe Line Construction Ltd. and Willbros.

In the public sector, we compete against national firms and there is usually more than one competitor in each local market. Most of our public sector customers are local governments that are focused on serving only their local regions. Competition in the public sector continues to increase and we typically choose to compete on projects only where we can utilize our equipment and operating strengths to secure profitable business.

MAJOR SUPPLIERS

We have long-term relationships with the following equipment suppliers: Finning International Inc. (45 years), Wajax Income Fund (20 years) and Brandt Tractor Ltd. (30 years). Finning is a major Caterpillar heavy equipment dealer for Canada. Wajax is a major Hitachi equipment supplier to us for both mining and construction equipment. We purchase or rent John Deere equipment, including excavators, loaders and small bulldozers, from Brandt Tractor. In addition to the supply of new equipment, each of these companies is a major supplier for equipment rentals, parts and service labour. We have seen a significant reduction in lead time required for placing heavy equipment orders which allows us to react quickly to increased demand for our services from our customers. We are also actively working with these suppliers to identify cost saving opportunities such as reducing our rental fleet and focusing on parts management.*

Tire supply has been a challenge for our haul truck fleet over the past few years. We prefer to use radial tires from proven manufacturers, but the shortage of supply has forced us to use bias tires and source radial tires from new manufacturers. Bias tires have a shorter usage life and are of a lower quality than radial tires. This affects operations as we are forced to reduce operating speeds and loads to compensate for the quality of the tires. Tire supply has continued to improve over the last few months. The reduction in demand for tires has resulted in a decline in the premium pricing from these non-dealer sources. Given this reduction in price, combined with the improved tire supply, we will reduce our inventory levels over the coming months and eliminate the purchase of any bias tires. This is expected to improve our near-term cash management of purchases while we draw down on our inventory of higher-cost tire inventory.

SEASONALITY

A number of factors contribute to variations in our quarterly results, including weather, capital spending by our customers on large oil sands projects, our ability to manage our project-related business so as to avoid or minimize periods of relative inactivity and the strength of the Western Canadian economy.

In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing. Profitability also varies from period-to-period due to claims and change orders. Claims and change orders are a normal aspect of the contracting business but can cause variability in profit margin between quarters due to the unmatched recognition of costs in one quarter and revenues in a subsequent quarter. For further explanation see “Claims and Change Orders”.

During the higher activity periods we have experienced improvements in operating income due to operating leverage. General and administrative costs are generally fixed and we see these costs decrease as a percentage of revenue when our project volume increases. Net income and earnings per share are also subject to operating leverage as provided by fixed interest expense. However, we have experienced earnings variability in all periods due to the recognition of realized and unrealized non-cash gains and losses on derivative financial instruments and foreign exchange primarily driven by changes in the Canadian and US dollar exchange rates. The non-cash goodwill impairment charge, recognized in the current period, has added to the earnings variability.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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LEGAL AND LABOUR MATTERS

LAWS, REGULATIONS AND ENVIRONMENTAL MATTERS

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permitting and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances;

•	laws and regulations relating to consumer protection; and

•	laws and regulations relating to worker safety and protection of human health.

We believe we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

Our operations are subject to numerous federal, provincial and municipal environmental laws and regulations, including those governing the release of substances, the remediation of contaminated soil and groundwater, vehicle emissions and air and water emissions. These laws and regulations are administered by federal, provincial and municipal authorities, such as Environment Canada, Alberta Environment, Saskatchewan Environment, the British Columbia Ministry of Environment and other governmental agencies. The requirements of these laws and regulations are becoming increasingly complex and stringent and meeting these requirements can be expensive.

Our leases typically include covenants which obligate us to comply with all applicable environmental regulations and to remediate any environmental damage caused by us to the leased premises. In addition, claims alleging personal injury or property damage may be brought against us if we cause the release of or any exposure to, harmful substances.

Our construction contracts also require us to comply with all environmental and safety standards set by our customers. These requirements cover such areas as safety training for new hires, equipment use on site, visitor access on site and procedures for dealing with hazardous substances.

The nature of our operations and our ownership or operation of property exposes us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred with such claims. For example, some laws can impose strict, joint and several liability on past and present owners or operators of facilities at, from or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities and on parties who arranged for the transportation of hazardous substances to such facilities. If we were found to be a responsible party under these statutes, we could be held liable for all investigative and remedial costs associated with addressing such contamination, even though the releases were caused by a prior owner or operator or third party. We are not currently named as a responsible party for any environmental liabilities on any of the properties on which we currently perform or have performed services.

Capital expenditures relating to environmental matters during the fiscal years ended March 31, 2007, 2008 and 2009 were not material. We do not currently anticipate any material adverse effect on our business or financial position as a result of future compliance with applicable environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require us to make additional expenditures which may or may not be material.*

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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EMPLOYEES

As of March 31, 2009, we had over 295 salaried employees and over 1,300 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,000 employees to approximately 2,100 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. An estimated 8% to 10% of the construction work we do is performed by subcontractors. Approximately 1,000 employees are members of various unions and work under collective bargaining agreements. The majority of our work is done through employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers Local 955, the primary term of which expires on October 31, 2009. A small portion of our employees work under a collective bargaining agreement with the Alberta Road Builders and Heavy Construction Association and the International Union of Operating Engineers Local 955, the primary term of which expired February 28, 2009. These negotiations are ongoing as of the date of writing and it is expected that a deal will be reached later in the year without issue. In June 2008, we signed an agreement with the International Union of Operating Engineers Local 955 covering the small group of employees working in our Acheson shop, which will expire June 30, 2011. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect. We believe that our relationships with all our employees, both union and non-union, are satisfactory. We have not experienced a strike or lockout. *

THE IPO AND REORGANIZATION

NACG Holdings Inc. (“Holdings”) was formed in October 2003 in connection with the Acquisition discussed below. Prior to the Acquisition, Holdings had no operations or significant assets and the Acquisition was primarily a change of ownership of the businesses acquired.

On October 31, 2003, two wholly-owned subsidiaries of Holdings, as the buyers, entered into a purchase and sale agreement with Norama Ltd. and one of its subsidiaries, as the sellers. On November 26, 2003, pursuant to the purchase and sale agreement, Norama Ltd. sold to the buyers the businesses comprising North American Construction Group in exchange for total consideration of approximately $405.5 million, net of cash received and including the impact of certain post-closing adjustments (the “Acquisition”). The businesses we acquired from Norama Ltd. have been in operation since 1953. Subsequent to the Acquisition, we have operated the businesses in substantially the same manner as prior to the Acquisition.

On November 28, 2006, prior to the consummation of the IPO discussed below, Holdings amalgamated with its wholly-owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. The amalgamated entity continued under the name North American Energy Partners Inc. The voting common shares of the new entity, North American Energy Partners Inc., were the shares sold in the IPO and related secondary offering. On November 28, 2006, we completed the IPO in the United States and Canada of 8,750,000 voting common shares and a secondary offering of 3,750,000 voting common shares for $18.38 per share (US $16.00 per share).

On November 22, 2006, our common shares commenced trading on the New York Stock Exchange and on the Toronto Stock Exchange on an “if, as and when issued” basis. On November 28, 2006, our common shares became fully tradable on the Toronto Stock Exchange.

Net proceeds from the IPO were $140.9 million (gross proceeds of $158.5 million, less underwriting discounts and costs and offering expenses of $17.6 million). On December 6, 2006, the underwriters exercised their option to purchase an additional 687,500 common shares from us. The net proceeds from the exercise of the underwriters’ option were $11.7 million (gross proceeds of $12.6 million, less underwriting fees of $0.9 million). Total net proceeds were $152.6 million (total gross proceeds of $171.1 million less total underwriting discounts and costs and offering expenses of $18.5 million).

*

This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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As of March 31, 2009, our authorized capital consists of an unlimited number of voting and non-voting common shares, of which 36,038,476 voting common shares were issued and outstanding (35,929,476 as at March 31, 2008).

Our head office is located at Zone 3, Acheson Industrial Area, #2, 53016 Hwy 60, Acheson, Alberta, T7X 5A7. Our telephone and facsimile numbers are (780) 960-7171 and (780) 960-7103, respectively.

DESCRIPTION OF SHARE CAPITAL

General

Our articles of amalgamation authorize us to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. As of June 9, 2009, we had 36,038,476 common shares outstanding, and no non-voting common shares outstanding.

Some of the statements contained herein are summaries of the material provisions of our articles of amalgamation relating to dividends, distribution of assets upon dissolution, liquidation or winding up and are qualified in their entirety by reference to our articles of amalgamation which can be found on www.sedar.com.

Voting Common Shares

Each voting common share has an equal and ratable right to receive dividends to be paid from our assets legally available therefor when, as and if declared by our board of directors. Our ability to declare dividends is restricted by the terms of the indenture that governs our 8 3/4% senior notes. See “Description of Certain Indebtedness”.

In the event of our dissolution, liquidation or winding up, the holders of common shares are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors. Holders of common shares have no pre-emptive rights or other rights to subscribe for our securities. Each common share entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of shareholders, and holders of common shares have no rights to cumulate their votes in the election of directors.

Non-Voting Common Shares

Regulatory requirements applicable to affiliates of one of our shareholders limited the amount of our voting shares it may own. Therefore, in addition to our voting common shares that it owns, it also owned all of our non-voting common shares, which it acquired on November 26, 2003. Except as prescribed by Canadian law and except in limited circumstances, the non-voting common shares have no voting rights but are otherwise identical to the voting common shares in all respects. The non-voting common shares are convertible into voting common shares on a share-for-share basis at the option of the holder if it transfers, sells or otherwise disposes of the converted voting common shares: (1) in a public offering of our voting common shares; (2) to a third party that, prior to such sale, controls us; (3) to a third party that, after such sale, is a beneficial owner of not more than 2% of our outstanding voting shares; (4) in a transaction that complies with Rule 144 under the Securities Act; or (5) in a transaction approved in advance by regulatory bodies.

On July 27, 2007, the holder of the Company’s non-voting common shares exchanged its non-voting common shares for voting common shares. Each holder of the non-voting common shares received one voting common share for each non-voting share held on the exchange date.

Dividends

We have not declared or paid any dividends on our common shares since our inception, and we do not anticipate declaring or paying any dividends on our common shares for the foreseeable future. We currently intend to retain any future earnings to finance future growth. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other

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factors the board of directors considers relevant. In addition, our ability to declare and pay dividends is restricted by our governing statute, as well as the terms of our revolving credit facility and the indenture that governs our notes.

Trading Price and Volume

The following tables summarize the highest trading price, lowest trading price and volume for our common shares on the Toronto Stock Exchange (in Canadian dollars) and on the New York Stock Exchange (in US dollars) on a monthly basis from April 1, 2008 to March 31, 2009:

Toronto Stock Exchange
Date	High	Low	Volume
March 2009	4.30	2.00	145,826
February 2009	3.70	2.53	118,595
January 2009	5.25	2.50	242,097
December 2008	4.20	2.85	164,852
November 2008	5.75	2.15	356,994
October 2008	11.01	3.05	259,094
September 2008	16.95	9.17	74.407
August 2008	18.69	14.60	115,874
July 2008	22.08	16.50	156,791
June 2008	24.39	17.24	476,366
May 2008	18.74	16.20	110,417
April 2008	19.56	15.31	46,861

New York Stock Exchange
Date	High	Low	Volume
March 2009	3.51	1.52	2,328,259
February 2009	2.95	2.00	2,568,758
January 2009	4.36	2.01	3,639,433
December 2008	3.60	2.30	8,191,590
November 2008	4.69	1.63	8,372,067
October 2008	10.53	2.34	8,801,540
September 2008	16.00	8.73	3,557,876
August 2008	18.30	13.63	4,527,836
July 2008	21.85	16.63	5,653,615
June 2008	24.50	17.13	7,559,964
May 2008	19.07	15.71	2,241,128
April 2008	18.96	14.84	2,328,174

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DESCRIPTION OF CERTAIN INDEBTEDNESS

REVOLVING CREDIT FACILITY

We entered into an amended and restated credit agreement dated as of June 7, 2007 with a syndicate of lenders that provides us with a $125.0 million revolving credit facility. The following is a summary of certain provisions of the revolving credit facility.

General:  Our revolving credit facility provides for an original principal amount of up to $125.0 million under which revolving loans may be made and under which letters of credit may be issued. The facility will mature on June 7, 2010, subject to possible extension. We are currently finalizing our negotiations with a banking syndicate to extend the term of our credit facility by one year. We expect to have this agreement in place by the middle of June 2009.*

Security:  The credit facility is secured by a first priority lien on substantially all of our and our Subsidiaries’ existing and after-acquired property (tangible and intangible), including, without limitation, accounts receivable, inventory, equipment, intellectual property and other personal property, and real property, whether owned or leased, and a pledge of the shares of our subsidiaries, subject to various exceptions.

Interest rates and fees:  The facility bears interest on each prime loan at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on prime and US base rate loans is payable monthly in arrears and computed on the basis of a 365 or 366-day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360-day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin. A stamping fee equal to the applicable pricing margin, calculated on the principal amount at maturity, is paid upon the acceptance by a lender of a bankers’ acceptance. Letters of credit are subject to a fee payable quarterly in arrears, calculated at a rate per annum equal to the applicable pricing margin and on the average daily amount of such letters of credit for the number of days such letters of credit were outstanding. Letters of credit are also subject to customary fees and expenses and a fronting fee equal to the greater of $500 or 0.10% per annum on the amount of such letter of credit paid quarterly in arrears. Standby fees are calculated at a rate per annum equal to the applicable pricing margin on the amount by which the amount of the outstanding principal owing to each lender under the credit facility for each day is less than the commitment of such lender and accrue daily from the first day to the last day of each fiscal quarter. In each case, the applicable pricing margin depends on our credit rating. Interest rates are increased by 2% per annum in excess of the rate otherwise payable on any amount not paid when due.

Prepayments and commitment reductions:  The credit facility may be prepaid in whole or in part without penalty, except for bankers’ acceptances, which will not be pre-payable prior to their maturity. However, the credit facility requires prepayments under various circumstances, such as: (i) 100% of the net cash proceeds of certain asset dispositions, (ii) 100% of the net cash proceeds from our issuance of equity (unless the use of such securities proceeds is otherwise designated by the applicable offering document) and (iii) 100% of all casualty insurance and condemnation proceeds, subject to exceptions.

Covenants:  The credit facility contains restrictive covenants limiting our ability, and the ability of our Subsidiaries to, without limitation and subject to various exceptions:

•	incur debt or enter into sale and leaseback transactions or contractual contingent obligations;

•	amend the indenture governing our 8 3/4% senior notes;

•	create or allow to exist liens or other encumbrances;

•

transfer assets (including any notes or receivables or capital stock of Subsidiaries) except for sales and other transfers of inventory or surplus, immaterial or obsolete assets in our ordinary course of business and other exceptions set forth in the credit agreement;

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information” and “Risks and Uncertainties” for a discussion on the risks and uncertainties related to such information.

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•	enter into mergers, consolidations and asset dispositions of all or substantially all of our, or any of our Subsidiaries’ properties;

•	make investments, including acquisitions;

•	enter into transactions with related parties other than on an arm’s-length basis on terms no less favourable to us than those available from third parties;

•	make any material change in the general nature of the business conducted by us; and

•	make consolidated capital expenditures in excess of 120% of the amount in the capital expenditure plan as approved by our board of directors.

Under the credit facility, we are required to satisfy certain financial covenants, including a current ratio, a senior leverage ratio and an interest coverage ratio.

Events of default:  The credit facility contains customary events of default, including, without limitation, failure to make payments when due, defaults under other agreements or instruments of indebtedness, non-compliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, invalidity of loan documents, impairment of security interest in collateral, and changes of control.

8 3/4% SENIOR NOTES DUE 2011

General:  On November 26, 2003, we issued an aggregate of US$200.0 million of 8  3/4% senior unsecured notes pursuant to an indenture among us, the subsidiary guarantors and Wells Fargo Bank, N.A., as trustee. These notes will mature on December 1, 2011. Interest on these notes accrues at 8  3/4% per annum and is payable in arrears on June 1 and December 1 of each year. All of our Subsidiaries jointly and severally guarantee the 8  3/4% senior notes.

Redemption and Repurchase:  We may redeem some or all of the 8  3/4% senior notes at any time on or after December 1, 2007, at specified redemption prices. We may redeem up to 35% of the original aggregate principal amount of the 8  3/4% senior notes in the event of certain equity sales at any time on or after December 1, 2007 at specified redemption prices. We may redeem all but not part of the notes in the event of various changes in the laws affecting withholding taxes. We are not required to make mandatory redemption or sinking fund payments with respect to the 8  3/4% senior notes. We will be required to offer to repurchase the 8  3/4% senior notes from holders if we undergo a change of control or sell our assets in specified circumstances.

Covenants:  The indenture governing the 8  3/4% senior notes restricts, among other things, our ability to pay dividends, redeem capital stock or prepay certain subordinated debt; incur additional debt or issue preferred stock; grant liens; merge, consolidate or transfer substantially all of our assets; enter into certain transactions with affiliates; impose restrictions on any subsidiary’s ability to pay dividends or transfer assets to us; enter into certain sale and leaseback transactions; and permit subsidiaries to guarantee debt. All of these restrictions are subject to customary exceptions.

SWAP AGREEMENTS

We have entered into three separate International Swap Dealer Association – Master Agreements, one with BNP Paribas, as counterparty, dated November 23, 2003, one with HSBC Bank Canada, as counterparty, dated March 26, 2004 and one with CIBC, as counterparty, dated August 9, 2006. These agreements are collectively referred to as the “swap agreements”. Pursuant to the swap agreements, we have and may enter into one or more interest rate or currency swap transactions governed by the terms of the swap agreements and the confirmations issued by the counterparty in respect of each transaction. The swap agreements contain customary representations and warranties, covenants and events of default. Specifically, each swap agreement contains a provision that an event of default under our existing credit agreement will constitute an event of default under such swap agreement and that the counterparty will be entitled to terminate the swap agreement if our payment obligations to the counterparty cease to be secured pari passu with the obligations under the credit agreement.

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On December 17, 2008, we received notice that all three swap counterparties had exercised the cancellation option on the US dollar interest rate swap and, effective February 2, 2009, the US dollar interest rate swap was terminated. In addition to net accrued interest to the termination date of US$0.7 million, the counterparties paid a cancellation premium of 2.2% on the notional amount of US$200.0 million or US$4.4 million (equivalent to C$5.3 million).

As a result of this cancellation of the US dollar interest rate swap, we are exposed to changes in the value of the Canadian dollar versus the US dollar. To the extent that 3-month LIBOR is less than 4.6% (the difference between the 8.75% coupon on our 8 3/4% senior notes and the 4.2% spread over 3-month LIBOR on the cross currency basis swap), we will have to acquire US dollars to fund a portion of the semi-annual coupon payment on our 8 3/4% senior notes. At the 3-month LIBOR rate of 1.192% at March 31, 2009, a $0.01 increase (decrease) in the Canadian dollar would result in an insignificant decrease (increase) in the amount of Canadian dollars required to fund each semi-annual coupon payment.

As a result of the US dollar interest swap cancelation above, we are exposed to changes in interest rates. We have a fixed semi-annual coupon payment of 8.75% on our US$200.0 million 8 3/4% senior notes. With the termination of the US dollar interest rate swap, we no longer receive fixed US dollar payments from the counterparties to offset the coupon payment on our 8 3/4% senior notes. As a result, we have interest rate exposure to changes in the 3-month LIBOR rate (1.192% at March 31, 2009). As at the effective date of the cancellation, at the current LIBOR rate, our interest expense increased by US$6.8 million per annum over the remaining term of the 8 3/4% senior notes. A 100 basis point increase (decrease) in the 3-month LIBOR rate will result in a US$2.0 million increase (decrease) in the annual floating rate payment received from the swap counterparties.

As of March 31, 2009, the liability, measured at fair value, associated with the swap agreements was approximately $39.5 million.

DEBT RATINGS

Our debt ratings were last assessed in December 2007 by Standard & Poor’s and Moody’s. Standard & Poor’s upgraded our debt rating from the previous rating of “B”. Moody’s maintained the rating of our debt.

Our corporate credit ratings from these two agencies are as follows:

Standard & Poor’s	B+ (stable outlook)
Moody’s	B2 (stable outlook)

Our 8¾% senior notes are rated as follows:

Standard & Poor’s	B+ (recovery rating of “4”)
Moody’s	B3 (loss given default rating of “5”)

In December 2008, Standard & Poor’s affirmed our B+ rating.

A credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions. Nor is it a comment regarding an issue’s market price or suitability for a particular investor.

A definition of the categories of each rating has been obtained from the respective rating organization’s website and is outlined below:

Standard and Poor’s

An obligation rated B is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely

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impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A recovery rating of “4” for the senior notes indicates an expectation for an average of 30% to 50% recovery in the event of a payment default.

A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change.

Moody’s

Obligations rated B are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Loss Given Default (LGD) assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. A LGD rating of “5” indicates a loss range of greater than or equal to 70% and less than 90%.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (POS), Negative (NEG), Stable (STA), and Developing (DEV – contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an “(m)” modifier (indicating multiple, differing outlooks) will be displayed, and Moody’s written research will describe any differences and provide the rationale for these differences. A RUR (Rating(s) Under Review) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, NOO (No Outlook) may be displayed. A Stable outlook means that a rating is not likely to change.

DIRECTORS AND OFFICERS

The following sets forth information about our directors and executive officers. Ages reflected are as of May 31, 2009. Each director is elected for a one-year term or until such person’s successor is duly elected or appointed, unless his office is earlier vacated. Unless otherwise indicated below, the business address of each of our directors and executive officers is Zone 3, Acheson Industrial Area, 2-53016 Highway 60, Acheson, Alberta, T7X 5A7. As of May 31, 2009, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 924,997 common shares of the Company (representing approximately 2.6% of all issued and outstanding common shares).

Name and Municipality of Residence	Age	Position
Rodney J. Ruston	58	Director, President and Chief Executive Officer
Edmonton, Alberta, Canada
Peter R. Dodd	59	Chief Financial Officer
Edmonton, Alberta, Canada
David Blackley	48	Vice President, Finance
Sherwood Park, Alberta, Canada
Robert G. Harris	61	Vice President, Human Resources, Health, Safety & Environment
Edmonton, Alberta, Canada
Kevin Mather	36	Vice President, Supply Chain & Estimating
Spruce Grove, Alberta, Canada

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Name and Municipality of Residence	Age	Position
Bernard T. Robert	42	Vice President, Corporate Affairs & Business Strategy
Sherwood Park, Alberta, Canada
Christopher R. Yellowega	38	Vice President, Operations
Airdrie, Alberta, Canada
Ronald A. McIntosh	67	Chairman of the Board
Calgary, Alberta, Canada
George R. Brokaw	41	Director
Southampton, New York, United States
John A. Brussa	52	Director
Calgary, Alberta, Canada
John D. Hawkins	45	Director
Houston, Texas, United States
William C. Oehmig	59	Director
Houston, Texas, United States
Allen R. Sello	69	Director
West Vancouver, British Columbia, Canada
Peter W. Tomsett	51	Director
West Vancouver, British Columbia, Canada
K. Rick Turner	51	Director
Houston, Texas, United States

Rodney J. Ruston  became President and Chief Executive Officer of NAEPI on May 9, 2005 and a Director of NAEPI on June 15, 2005. He took the Company public with a listing on both the NYSE and TSX on November 22, 2006. In 2007, Mr. Ruston joined Northern Alberta Institute of Technology’s President’s Advisory Committee. Previously, Mr. Ruston was Managing Director and Chief Executive Officer of Ticor Limited, a publicly-listed, Australian natural resources company with operations in Australia, South Africa, and Madagascar. Mr. Ruston has spent his entire career in the natural resources industry, holding management positions with Pasminco Limited, Savage Resources Limited, Wambo Mining Corporation, Oakbridge Limited and Kembla Coal & Coke Pty. Limited. He was Chairman of the Australian Minerals Tertiary Education Council from July 2003 until May 2005 and received his Masters of Business Administration from the University of Wollongong and Bachelor of Engineering (Mining) from the University of New South Wales in Australia.

Peter R. Dodd  became Chief Financial Officer of NAEPI on February 4, 2008. Mr. Dodd has over 25 years experience in strategic business planning, corporate finance and investment banking. Prior to joining us, Mr. Dodd served as Director of Strategy and Development for CSR Ltd. an Australian-based conglomerate with sugar, building products, aluminium and property divisions. Previously, Mr. Dodd was Managing Director and Global Head of Corporate Finance for ABN AMRO in London, England, managing corporate finance teams in 23 countries. A PhD in Accounting and Finance, Mr. Dodd served as Dean and Managing Director of the Australian Graduate School of Management, a world recognized business school serving both the University of New South Wales and the University of Sydney. Mr. Dodd will retire on June 10, 2009 and has accepted an invitation to join the Company’s Board of Directors upon his retirement.

David Blackley  became Vice President, Finance of NAEPI on January 14, 2008 bringing extensive experience leading accounting and financial reporting teams and overseeing the design and implementation of internal financial controls and processes. Previously Mr. Blackley served as Vice President, Finance of Lafarge North America’s Aggregates and Concrete division. A Chartered Accountant, Mr. Blackley holds a Bachelor of Commerce from Rhodes University in South Africa. Mr. Blackley will succeed Mr. Dodd as Chief Financial Officer upon Mr. Dodd’s retirement on June 10, 2009.

Robert G. Harris  became Vice President, Human Resources, Health, Safety & Environment on June 19, 2006. Mr. Harris began his career in 1969 with Chrysler Canada in various personnel and human resources positions before

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taking on the role of Environmental Health & Safety Manager and subsequently the Labour Relations Supervisor role. In 1982, he accepted a position with IPSCO Inc. where he was responsible for human resources over six facilities in Canada and the United States. Since 1987, he has held senior human resources roles at Labatt Breweries of Canada including National Manager, Industrial Relations & Training and Director, Human Resources at both regional and national levels. Mr. Harris graduated in 1969 from the University of Windsor with a Bachelor of Arts in Sociology/Psychology and has received his Certified Human Resources Professional designation.

Kevin Mather  joined us in 1998 and held various project positions working on Syncrude projects in the oil sands prior to becoming a Project Manager in 2000. As a Project Manager, Mr. Mather managed our work developing the Albian Sands Muskeg River Mine. Mr. Mather was appointed General Manager, Heavy Construction and Mining in 2004 as the division executed major projects at Canadian Natural’s Horizon Mine, Syncrude Aurora and Base Mines, Albian Sands Muskeg River and Jackpine Mines, Grande Cache Coal and DeBeers Victor Diamond Mine until he was appointed Vice-President, Supply Chain Management on December 1, 2007, and Vice President, Supply Chain & Estimating on January 23, 2009. Mr. Mather attended the University of Alberta and obtained a Bachelor of Science in Civil Engineering in 1996 and his Masters of Science in Construction Engineering and Management in 1998.

Bernard T. Robert  joined us in March 1998 as Controller and held various positions within the Finance department including Director, Project Accounting and Treasurer until his transfer to the position of Director, Business Development in 2006. Mr. Robert held this position until he was appointed Vice President, Business Development and Estimating on September 1, 2007. On January 23, 2009 Mr. Robert was appointed Vice President, Corporate Affairs and Business Strategy. Prior to joining us, Mr. Robert worked as the Manager, Budgets & Forecasts for Telus Communications in Edmonton. Mr. Robert began his career at Enbridge Pipelines Inc. (formerly Interprovincial Pipelines Inc.) where he worked in various roles within the Finance and Regulatory areas. Mr. Robert is a Certified General Accountant having graduated in 1995.

Christopher R. Yellowega  became Vice President, Major Mining Projects on April 1, 2008 bringing extensive oil sands development and operations experience. He was appointed as Vice President, Operations on January 23, 2009. Prior to joining us, Mr. Yellowega served as Vice President, Upstream Operations with Synenco Energy Inc., where he played a leadership role in planning and designing a major oil sands mining development. Before that Mr. Yellowega served at the Athabasca Oilsands Project Expansion (Albian Sands) as Superintendent responsible for leading the expansion project team for upstream operations. A Mining Engineer, Mr. Yellowega is currently a member of the Board of Directors for the Alberta Chamber of Resources and is recognized as a Registered Professional Engineer.

Ronald A. McIntosh  became one of our Directors on May 20, 2004 and was appointed Chairman of our board of directors on September 20, 2006. Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund from January 2004 to August 2006. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. From July 2002 to October 2002, Mr. McIntosh managed his personal investments. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former positions of Chief Operating Officer of Amerada Hess Canada, Director of Crispin Energy Inc. and on the Board of Directors of C1 Energy Ltd. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd.

George R. Brokaw  became one of our Directors on June 28, 2006. Mr. Brokaw joined Perry Capital, L.L.C., an affiliate of Perry Corp., in August 2005 as a Managing Director. Investment entities controlled by Perry Corp. are holders of our common shares. (See our most recent information circular that involved the elections of directors.) Prior to joining Perry, Mr. Brokaw as a Managing Director of Lazard Frères & Co. LLC, engaged in mergers and acquisition advisory across a broad range of sectors including energy and power, transportation and general industrials. Prior to joining Lazard, Mr. Brokaw was an Associate at Dillon Read & Co. where he worked in the mergers and acquisitions department. Mr. Brokaw has a Bachelor of Arts degree from Yale University, a Juris Doctorate and Masters of Business Administration from the University of Virginia. He is a member of the New York Bar.

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John A. Brussa  became one of our Directors on November 26, 2003. Mr. Bussa is a senior partner and head of the Tax Department at the law firm of Burnet, Duckworth & Palmer LLP, a leading natural resource and energy law firm located in Calgary. He has been a partner since 1987 and has worked at the firm since 1981. Mr. Brussa is Chairman of Penn West Energy Trust, Crew Energy Inc. and Divestco Inc. Mr. Brussa also serves as a director of a number of natural resource and energy companies. He is a member and former Governor of the Executive Committee of the Canadian Tax Foundation. Mr. Brussa attended the University of Windsor and received his Bachelor of Arts in History and Economics in 1978 and his Bachelor of Law in 1981.

John D. Hawkins  became one of our Directors on October 17, 2003. Mr. Hawkins joined The Sterling Group, L.P. in 1992 and has been a Partner since 1999. The Sterling Group, a private equity investment firm, provided certain services to us pursuant to an advisory services agreement, and an investment entity affiliated with The Sterling Group is a holder of our common shares. (See our most recent information circular that involved the elections of directors.) Before joining Sterling he was on the professional staff of Arthur Andersen & Co. from 1986 to 1990. He received a Bachelor of Science in Business Administration in Accounting from the University of Tennessee and his Masters of Business Administration from the Owen Graduate School of Management at Vanderbilt University.

William C. Oehmig  became one of our Directors on November 26, 2003 and served as Chairman of our board of directors from that time until May 20, 2004. He is a Partner with The Sterling Group, L.P., a private equity investment firm. The Sterling Group provided certain services to us pursuant to an advisory services agreement, and an investment entity affiliated with The Sterling Group is a holder of our common shares. (See our most recent information circular that involved the elections of directors.) Prior to joining Sterling in 1984, Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing US companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors. He began his career in Houston in 1974 at Texas Commerce Bank. Mr. Oehmig currently serves on the boards of Propex Inc., Panolam Industries International Incorporated and Universal Fiber Systems. In the past he has served as Chairman of Royster-Clark, Purina Mills, Exopack and Sterling Diagnostic Imaging and has served on the board of several portfolio companies since joining Sterling. Mr. Oehmig received his Bachelor of Science in Economics from Transylvania University and his Masters of Business Management from the Owen Graduate School of Management at Vanderbilt University.

Allen R. Sello  became one of our Directors on January 26, 2006. His career began at Ford Motor Company of Canada in 1964, where he held numerous finance and marketing management positions, including Treasurer. In 1979 Mr. Sello joined Gulf Canada Limited, at which he held various senior financial positions, including Vice President and Controller. He was appointed Vice-President, Finance of successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice President and Chief Financial Officer for UMA Group Limited. Mr. Sello is currently Chair of the Vancouver Board of Trade Government Budget and Finance Committee and a trustee of Sterling Shoes Income Fund. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his Masters of Business Administration from the University of Toronto.

Peter W. Tomsett  became one of our Directors on September 20, 2006. From September 2004 to January 2006, Mr. Tomsett was President & Chief Executive Officer of Placer Dome Inc. based in Vancouver. He joined the Placer Dome Group in 1986 as a Mining Engineer with the Project Development group in Sydney, Australia. After various project and operating positions, he assumed the role of Executive Vice President, Asia-Pacific for Placer Dome Inc. in 2001. In 2004, Mr. Tomsett also took on responsibility for Placer Dome Africa which included mines in South Africa and Tanzania. Mr. Tomsett has been a Director of the Minerals Council of Australia, the World Gold Council and the International Council for Mining & Metals. He is a member of the Australian Institute of Mining and Metallurgy. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales and also attained a Masters of Science (Distinction) in Mineral Production Management from Imperial College, London. He is also a director of Silver Standard Resources Inc. and Chairman of Equinox Minerals Limited.

K. Rick Turner  became one of our Directors on November 26, 2003. Mr. Turner has been employed by Stephens’ family entities since 1983. SF Holding Corp., formerly Stephens Group, Inc., provided certain services to us pursuant to an advisory services agreement, and an investment entity controlled by SF Holding Corp. is a holder of our common

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shares. (See our most recent information circular that involved the elections of directors.) Mr. Turner is currently Senior Managing Director of The Stephens Group, LLC. He first became a private equity principal in 1990 after serving as the Assistant to the Chairman, Jackson T. Stephens. His areas of focus have been oil and gas exploration, natural gas gathering, processing industries and power technology. He currently serves on the board of two other publicly-held companies which are Energy Transfer Partners and Energy Transfer Equity. He also serves on numerous private company boards, including JV Industrial; BTEC Turbines, LP; Spitzer Industries, Inc.; JEBCO Seismic, LP; Seminole Energy Services, LLC; and Acute Technologies, Inc. Mr. Turner earned his Bachelor of Science in Business Administration from the University of Arkansas and is a non-practicing CPA.

THE BOARD AND BOARD COMMITTEES

Our board supervises the management of our business as provided by Canadian law. We comply with the listing requirements of the New York Stock Exchange applicable to domestic listed companies, which require that our board of directors be composed of a majority of independent directors within one year of the listing of our common shares on the New York Stock Exchange. Accordingly, a majority of our board members are independent.

Our board has established the following committees:

AUDIT COMMITTEE

The Audit Committee recommends independent public accountants to the board, reviews the quarterly and annual financial statements and related MD&A, press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities our board of directors has affirmatively determined that our Audit Committee is composed solely of independent directors. Our board of directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d)(5) of the SEC’s Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee that is attached as Exhibit A to this annual information form. The Audit Committee is currently composed of Messrs. Brokaw, Hawkins, McIntosh, Sello and Turner, with Mr. Sello serving as Chairman. Based on their experience (see “Directors and Officers” above), each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with us and are able to provide due oversight and provide the necessary governance over our financial reporting.

Our auditors are KPMG LLP. Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the fiscal year ended March 31, 2009.

The fees we have paid to KPMG for services rendered by them include:

•

Audit Fees  KPMG billed us $2,374,000 in 2009, $3,037,500 in 2008 and $2,375,000 in 2007 for audit services. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities, and quarterly interim reviews of the consolidated financial statements.

•	Audit Related Fees KPMG billed us $nil in 2009, $55,000 in 2008 and $52,000 in 2007 for planning and scoping work and advice relating to internal controls over financial reporting.

•	Tax Fees KPMG billed us $62,000 in 2009, $33,000 in 2008 and $16,640 in 2007 for income tax advisory and compliance services.

•	All Other Fees KPMG billed us $64,000 in 2009 for fees related to consultations on International Financial Reporting Standards (IFRS). KPMG did not perform any other services for us in 2008 or 2007.

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COMPENSATION COMMITTEE

The Compensation Committee is charged with the responsibility for supervising executive compensation policies for us and our Subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Compensation Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Compensation Committee that is available on our website. The Compensation Committee is currently composed of Messrs. Brussa, Oehmig, Sello and Tomsett, with Mr. Tomsett serving as Chairman.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for recommending to the board of directors proposed nominees for election to the board of directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between shareholder meetings, and making recommendations to the board of directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Governance Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Governance Committee that is available on our website. The Governance Committee is currently composed of Messrs. Brussa, Hawkins, McIntosh and Turner, with Mr. Hawkins serving as Chairman.

HEALTH, SAFETY, ENVIRONMENT AND BUSINESS RISK COMMITTEE

The Health, Safety, Environment and Business Risk Committee is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices. The Health, Safety, Environment and Business Risk Committee is also responsible for overseeing all of our non-financial risks, approving our risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within our strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President & CEO, and reviewing and monitoring all insurance policies including directors and officers insurance coverage. Our board of directors has affirmatively determined that our Health, Safety, Environment and Business Risk Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Health, Safety, Environment and Business Risk Committee that is available on our website. The Health, Safety, Environment and Business Risk Committee is currently composed of Messrs. Brokaw, McIntosh, Oehmig and Tomsett, with Mr. Oehmig serving as Chairman.

The board may also establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been one of our officers or employees, and none of our executive officers served during fiscal 2009 on a board of directors of another entity which has employed any of the members of the Compensation Committee.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Advisory Services Agreement

We were party to an advisory services agreement, dated November 26, 2003, with The Sterling Group, L.P., Genstar Capital, L.P., Perry Strategic Capital Inc., and SF Holding Corp. (collectively, the “Sponsors”). The advisory services agreement was terminated upon the completion of our IPO.

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Voting and Corporate Governance Agreement

We were party to a voting agreement, dated November 26, 2003, with affiliates of the Sponsors. The voting agreement was terminated upon the completion of our IPO. We have entered into a letter agreement with each Sponsor pursuant to which we have engaged such Sponsor to provide their expertise and advice to us for no fee, which is in their interest because of their investment in us. In order for the Sponsors to provide such advice, we have agreed to:

•	provide them copies of all documents, reports, financial data and other information regarding us;

•	permit them to consult with and advise our management on matters relating to our operations;

•	permit them to discuss our company’s affairs, finances and accounts with our officers, directors and outside accountants;

•	permit them to visit and inspect any of our properties and facilities, including but not limited to books of account;

•

permit them to attend, to the extent that a director is not related to the Sponsor, to designate and send a representative to attend all meetings of our board of directors in a non-voting observer capacity;

•	provide them copies of certain of our financial statements and reports; and

•	provide them copies of all materials sent by us to our board of directors, other than materials relating to transactions in which the Sponsor has an interest.

We may terminate a Sponsor’s letter agreement in certain circumstances. All the foregoing rights are subject to customary confidentiality requirements and subject to security clearance requirements imposed by applicable government authorities.

Shareholders Agreements

All holders of our common shares who were also our employees or employees of any of our Subsidiaries were parties to an employee shareholders agreement. All other holders of our common shares were parties to an investor shareholders agreement. Both shareholders agreements were terminated upon the completion of our IPO.

Registration Rights Agreement

We are party to a registration rights agreement with certain shareholders, including affiliates of each of the Sponsors, Paribas North America, Inc. and Mr. William Oehmig, one of our directors. The shareholders party to the agreement and their permitted transferees are entitled, subject to certain limitations, to include their common shares in a registration of common shares we initiate under the Securities Act of 1933, as amended. In addition, after the 120th day following our IPO, any one or more shareholders party to the agreement has the right to require us to effect the registration of all or any part of such shareholders’ common shares under the Securities Act, referred to as a “demand registration,” so long as the amount of common shares to be registered has an aggregate fair market value of at least US$5.0 million and, at such time, the SEC has ordered or declared effective fewer than four demand registrations initiated by us pursuant to the registration rights agreement. In the event the aggregate number of common shares which the shareholders party to the agreement request us to include in any registration, together, in the case of a registration we initiate, with the common shares to be included in such registration, exceeds the number which, in the opinion of the managing underwriter, can be sold in such offering without materially affecting the offering price of such shares, the number of shares of each shareholder to be included in such registration will be reduced pro rata based on the aggregate number of shares for which registration was requested. The shareholders party to the agreement have the right to require, after four demand registrations, one registration in which their common shares will not be subject to pro rata reduction with others entitled to registration rights.

We may opt to delay the filing of a registration statement required pursuant to any demand registration for:

•	up to 120 days if:

º	we have decided to file a registration statement for an underwritten public offering of our common shares, the net proceeds of which are expected to be at least US$20.0 million; or

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º

initiated discussions with underwriters in preparation for a public offering of our common shares as to which we expect to receive net proceeds of at least US$20.0 million and the demand registration, in the underwriters’ opinion, would have a material adverse effect on the offering; or

•	up to 90 days following a request for a demand registration if:

º	we are in possession of material information that we reasonably deem advisable not to disclose in a registration statement.

Our right to delay the filing of a registration statement if we possess information that we deem advisable not to disclose does not obviate any disclosure obligations which we may have under the Exchange Act or other applicable laws; it merely permits us to avoid filing a registration statement if our management believes that such a filing would require the disclosure of information which otherwise is not required to be disclosed and the disclosure of which our management believes is premature or otherwise inadvisable.

The registration rights agreement contains customary provisions whereby we and the shareholders party to the agreement indemnify and agree to contribute to each other with regard to losses caused by the misstatement of any information or the omission of any information required to be provided in a registration statement filed under the Securities Act. The registration rights agreement requires us to pay the expenses associated with any registration other than sales discounts, commissions, transfer taxes and amounts to be borne by underwriters or as otherwise required by law.

Properties and Facilities

Pursuant to several office lease agreements, in 2007 we paid $572,000 (2006 – $836,000; 2005 – $824,000) to a company owned, indirectly and in part, by one of our directors. Effective November 28, 2006, this director resigned from the board.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings, in which we are currently involved, could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is CIBC Mellon Trust Co. and the address of CIBC Mellon Trust Co. is located at 600 The Dome Tower, 333 – 7 Avenue SW, Calgary, Alberta, T2P 2Z1.

MATERIAL CONTRACTS

We are party to the following material contracts, other than contracts entered into in the ordinary course of our business:

•

Indemnity Agreements between NACG Holdings Inc., NACG Preferred Corp., North American Energy Partners Inc., North American Construction Group Inc. and their respective officers and directors. Please refer to the most recently filed management information circular for details.

•

Indenture, dated as of November 26, 2003, among North American Energy Partners Inc., the guarantors named therein and Wells Fargo Bank, NA., as Trustee. Please refer to “Description of Indebtedness – 8 3/4% Senior Notes Due 2011” for details.

•

Registration Rights Agreement, dated as of November 26, 2003, among NACG Holdings Inc. and the shareholders party thereto. Please refer to “Interest of Management and Others in Material Transactions – Registration Rights Agreement” for details.

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•	Amended and Restated 2004 Share Option Plan, dated November 3, 2006. Please refer to the most recently filed management information circular for details.

•	Directors Deferred Share Unit Plan, dated effective January 1, 2008. Please refer to the most recently filed management information circular for details.

•	Performance Share Unit Plan, dated effective April 1, 2008. Please refer to the most recently filed management information circular for details.

•

Overburden Removal and Mining Services Contract, dated November 17, 2004, between Canadian Natural Resources Ltd. and Noramac Ventures Inc. Please refer to “Projects – Active Projects – Canadian Natural: Overburden Removal” for details.

•

An Amended and Restated Joint Venture Agreement, dated as of September 15, 2008, among North American Construction Group Inc., Fort McKay Construction Ltd., as General Partner for and on behalf of Fort McKay Construction Limited Partnership, and Noramac Ventures Inc. Please refer to “Projects – Joint Venture” for details.

•

Lease dated December 1, 1997, between NAR Group Holdings Ltd., as landlord, and North American Construction Group Inc., as tenant, as renewed by a Renewal Lease Agreement dated December 1, 2002, between Norama Inc. (successor to NAR Group Holdings Ltd.), as landlord, and North American Construction Group Inc., as tenant, as amended by a Lease Amendment and Consent Agreement dated November 26, 2003, between Acheson Properties Ltd. (successor to Norama Inc.), as landlord, and North American Construction Group Inc., as tenant, and as further amended by an Amending Agreement to Lease Amendment and Consent Agreement dated September 29, 2006, between Acheson Properties Ltd., as landlord, and North American Construction Group Inc., as tenant. This lease is for our offices in Acheson, Alberta. Please refer to “Resources and Key Trends – Facilities” for details.

•

Amended and Restated Credit Agreement, dated as of June 7, 2007, among North American Energy Partners Inc., Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, PNP Paribas (Canada) and Bank of Montreal. Please refer to “Description of Capital Structure – Revolving Credit Facility” for details.

RISKS AND UNCERTAINTIES

RISKS RELATED TO OUR BUSINESS

Anticipated new major capital projects in the oil sands may not materialize.

Notwithstanding the National Energy Board’s estimates regarding new capital investment and growth in the Canadian oil sands, planned and anticipated capital projects in the oil sands may not materialize. The underlying assumptions on which the capital projects are based are subject to significant uncertainties, and actual capital investments in the oil sands could be significantly less than estimated. Projected investments in new capital projects may be postponed or cancelled for any number of reasons, including among others:

•	reductions in available credit for customers to fund capital projects;

•	changes in the perception of the economic viability of these projects;

•	shortage of pipeline capacity to transport production to major markets;

•	lack of sufficient governmental infrastructure funding to support growth;

•	delays in issuing environmental permits or refusal to grant such permits;

•	shortage of skilled workers in this remote region of Canada; and

•	cost overruns on announced projects.

Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry could result in a decrease in the demand for our services.

Most of our customers are Canadian energy companies. A downturn in the Canadian energy industry is leading our customers to slow down or curtail their future capital expansion which, in turn, has reduced our revenue from those

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customers on their capital projects. The continuation of such a delay or curtailment could have an adverse impact on our financial condition and results of operations. In addition, a reduction in the number of new oil sands capital projects by customers would also likely result in increased competition among oil sands service providers, which could also reduce our ability to successfully bid for new capital projects.

Changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

Due to the amount of capital investment required to build an oil sands project, or construct a significant capital expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the capital project will produce, the anticipated amount of capital investment required and the anticipated fixed cost of operating the project. The most important consideration is the customer’s view of the long-term price of oil which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favourable, or believes oil-sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital projects or capital expansions to existing projects. Recently, the market price of oil decreased significantly. In addition, the slowing world economy is leading to lower international demand for oil, which could continue to suppress oil prices. As a result of these developments, many of our customers have decided to scale back their capital development plans and are significantly reducing their capital expenditures on oil sands projects. Delays, reductions or cancellations of major oil sands projects would adversely affect our prospects for revenues from capital projects and could have an adverse impact on our financial condition and results of operations.

Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers.

Oil sands development projects require substantial capital expenditures. In the past, several of our customers’ projects have experienced significant cost overruns, impacting their returns. If cost overruns continue to challenge our customers, they could reassess future projects and expansions which could adversely affect the amount of work we receive from our customers.

A change in strategy by our customers to reduce outsourcing could adversely affect our results.

Outsourced Heavy Construction and Mining services constitute a large portion of the work we perform for our customers. For example, our mining and site preparation project revenues constituted approximately 74%, 63% and 75% of our revenues in each of fiscal years 2009, 2008 and 2007, respectively. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work. Additionally, the recent tightening of the credit market and worldwide economic downturn may result in our customers reducing their spending on outsourced mining and site preparation services if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

Until we establish and maintain effective internal controls over financial reporting, we cannot assure you that we will have appropriate procedures in place to eliminate future financial reporting inaccuracies and avoid delays in financial reporting.

We have identified a material weakness in our financial reporting processes and internal controls specific to revenue recognition. See “Management’s Report on Internal Controls over Financial Reporting (ICFR)” in our most

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recent Management’s Discussion and Analysis. As a result, there can be no assurance that we will be able to generate accurate financial reports in a timely manner. Failure to do so would cause us to violate the US and Canadian securities regulations with respect to reporting requirements in the future, as well as the covenants applicable to our indebtedness. This could, in turn, have a material adverse effect on our business and financial condition. Until we establish and maintain effective internal controls and procedures for financial reporting, we may not have appropriate measures in place to eliminate financial statement inaccuracies and avoid delays in financial reporting.

Demand for our services may be adversely impacted by regulations affecting the energy industry.

Our principal customers are energy companies involved in the development of the oil sands and in natural gas production. The operations of these companies, including their mining operations in the oil sands, are subject to or impacted by a wide array of regulations in the jurisdictions where they operate, including those directly impacting mining activities and those indirectly affecting their businesses, such as applicable environmental laws and climate change laws. As a result of changes in regulations and laws relating to the energy production industry, including the operation of mines, our customers’ operations could be disrupted or curtailed by governmental authorities or the market for their products could be adversely impacted. The high cost of compliance with applicable regulations or the reduction and demand for our customers’ products may cause customers to discontinue or limit their operations, and may discourage companies from continuing development activities. As a result, demand for our services could be substantially affected by regulations adversely impacting the energy industry.

Our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition.

Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our five largest customers represented approximately 83%, 81% and 55% of our total revenue for 2009, 2008 and 2007, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. In addition, the majority of our Pipeline revenues in the current and previous fiscal years resulted from work performed for one customer. If we lose or experience a significant reduction of business from one or more of our significant customers, we may not be able to replace the lost work with work from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work which we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause. The loss of or significant reduction in business with one or more of our major customers, whether as a result of completion of a contract, early termination or failure or inability to pay amounts owed to us, could have a material adverse effect on our business and results of operations.

Failure by our customers to obtain required permits and licenses may affect the demand for our services.

The development of the oil sands requires our customers to obtain regulatory and other permits and licenses from various governmental licensing bodies. Our customers may not be able to obtain all necessary permits and licenses that may be required for the development of the oil sands on their properties. In such a case, our customers’ projects will not proceed, thereby adversely impacting demand for our services.

Lack of sufficient governmental infrastructure to support the growth in the oil sands region could cause our customers to delay, reduce or cancel their future expansions, which would, in turn, reduce our revenue from those customers.

The development in the oil sands region has put a great strain on the existing government infrastructure, necessitating substantial improvements to accommodate growth in the region. The local government having responsibility for a majority of the oil sands region has been exceptionally impacted by this growth and is not currently in a position to provide the necessary additional infrastructure. In an effort to delay further development until infrastructure funding issues are resolved, the local governmental authority has previously intervened in hearings considering applications by major oil sands companies to the ERCB, formerly the Energy and Utilities Board (EUB),

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for approval to expand their operations. Similar action could be taken with respect to any future applications. The ERCB has indicated that it believes that additional infrastructure investment in the oil sands region is needed and that there is a short window of opportunity to make these investments in parallel with continued oil sands development. If the necessary infrastructure is not put in place, future growth of our customers’ operations could be delayed, reduced or canceled which could in turn adversely affect our prospects and could have a material adverse impact on our financial condition and results of operations.

Significant labour disputes could adversely affect our business.

Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

An upturn in the Canadian economy, resulting in an increased demand for our services from the Canadian energy industry, could lead to a new shortage of qualified personnel.

From fiscal 2007 through the first nine months of fiscal 2009, Alberta, and in particular the oils sands area, experienced a significant economic growth which resulted in a shortage of skilled labour and other qualified personnel. New mining projects in the area made it more difficult for us and our customers to find and hire all the employees required to work on these projects. If the economy returns to these previous growth levels and we are not able to recruit and retain sufficient numbers of employees with the appropriate skills we may not be able to satisfy an increased demand for our services. This in turn, could have a material adverse effect on our business, financial condition and results of operation. If our customers are not able to recruit and retain enough employees with the appropriate skills, they may be unable to develop projects in the oils sands area.

If we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired.

We are at times required to post a bid or performance bond issued by a financial institution, known as a surety, to secure our performance commitments. The surety industry experiences periods of unsettled and volatile markets, usually in the aftermath of substantial loss exposures or corporate bankruptcies with significant surety exposure. Historically, these types of events have caused reinsurers and sureties to re-evaluate their committed levels of underwriting and required returns. If for any reason, whether because of our financial condition, our level of secured debt or general conditions in the surety bond market, our bonding capacity becomes insufficient to satisfy our future bonding requirements, our business and results of operations could be adversely affected.

Some of our customers require letters of credit to secure our performance commitments. Our second amended and restated revolving credit facility provides for the issuance of letters of credit up to $125.0 million, and at March 31, 2009, we had $20.8 million of issued letters of credit outstanding. One of our major contracts allows the customer to require up to $50.0 million in letters of credit. If we were unable to provide letters of credit in the amount requested by this customer, we could lose business from such customer and our business and cash flow would be adversely affected. If our capacity to issue letters of credit under our revolving credit facility and our cash on hand is insufficient to satisfy our customers requirements or we are unable to renew our revolving credit facility for one year, our business and results of operations could be adversely affected.

Insufficient pipeline, upgrading and refining capacity could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers.

For our customers to operate successfully in the oil sands, they must be able to transport the bitumen produced to upgrading facilities and transport the upgraded oil to refineries. Some oil sands projects have upgraders at mine site and others transport bitumen to upgraders located elsewhere. While current pipeline and upgrading capacity is

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sufficient for current production, future increases in production from new oil sands projects and expansions to existing projects will require increased upgrading and pipeline capacity. If these increases do not materialize, whether due to inadequate economics for the sponsors of such projects, shortages of labor or materials or any other reason, our customers may be unable to efficiently deliver increased production to market and may therefore delay, reduce or cancel planned capital investment. Such delays, reductions or cancellations of major oil sands projects would adversely affect our prospects and could have a material adverse impact on our financial condition and results of operations.

Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

Approximately 30%, 45% and 66% of our revenue for 2009, 2008 and 2007, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby expose us to losses if our estimates of project costs are lower than the actual project costs we incur. Our profitability under these contracts is dependent upon our ability to accurately predict the costs associated with our services. The costs we actually incur may be affected by a variety of factors beyond our control. Factors that may contribute to actual costs exceeding estimated costs and which therefore affect profitability include, without limitation:

•	site conditions differing from those assumed in the original bid;

•	scope modifications during the execution of the project;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	inability or failure of our customers to perform their contractual commitments;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.

When we are unable to accurately estimate the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects result in lower margins than anticipated or may incur losses, which could adversely impact our results of operations, financial condition and cash flow.

Our substantial debt could adversely affect us, make us more vulnerable to adverse economic or industry conditions and prevent us from fulfilling our debt obligations.

We have a substantial amount of debt outstanding and significant debt service requirements. As of March 31, 2009, we had outstanding $444.6 million of debt6, including $17.5 million of capital leases. We also had cross-currency and interest rate swaps with a balance sheet liability of $39.5 million as of March 31, 2009. These swaps are secured equally and ratably with our revolving credit facility. Our substantial indebtedness could have serious consequences, such as:

•	limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limiting our ability to use operating cash flow in other areas of our business;

•	limiting our ability to post surety bonds required by some of our customers;

•	placing us at a competitive disadvantage compared to competitors with less debt;

•	increasing our vulnerability to, and reducing our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•

increasing our vulnerability to increases in interest rates because borrowings under our revolving credit facility and payments under some of our equipment leases are subject to variable interest rates.

[6]	Debt includes all liabilities with the exception of future income taxes

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The potential consequences of our substantial indebtedness make us more vulnerable to defaults and place us at a competitive disadvantage. Further, if we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

The terms of our debt agreements may restrict our current and future operations, particularly our ability to respond to changes in our business or take certain actions.

Our revolving credit facility and the indenture governing our notes limit, among other things, our ability and the ability of our subsidiaries to:

•	incur or guarantee additional debt, issue certain equity securities or enter into sale and leaseback transactions;

•	pay dividends or distributions on our shares or repurchase our shares, redeem subordinated debt or make other restricted payments;

•	incur dividend or other payment restrictions affecting certain of our subsidiaries;

•	issue equity securities of subsidiaries;

•	make certain investments or acquisitions;

•	create liens on our assets;

•	enter into transactions with affiliates;

•	consolidate, merge or transfer all or substantially all of our assets; and

•	transfer or sell assets, including shares of our subsidiaries.

Our revolving credit facility also requires us, and our future credit facilities may require us, to maintain specified financial ratios and satisfy specified financial tests, some of which become more restrictive over time. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may be unable to meet those tests.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us. The breach of any of these covenants could result in an event of default under our revolving credit facility or any future credit facilities or under the indenture governing our notes. Under our revolving credit facility, our failure to pay certain amounts when due to other creditors, including to certain equipment lessors, or the acceleration of such other indebtedness, would also result in an event of default. Upon the occurrence of an event of default under our revolving credit facility or future credit facilities, the lenders could elect to stop lending to us or declare all amounts outstanding under such credit facilities to be immediately due and payable. Similarly, upon the occurrence of an event of default under the indenture governing our notes, the outstanding principal and accrued interest on the notes may become immediately due and payable. If amounts outstanding under such credit facilities and indenture were to be accelerated, or if we were not able to borrow under our revolving credit facility, we could become insolvent or be forced into insolvency proceedings and you could lose your investment in us.

Availability or increased cost of leasing

A portion of our equipment fleet is currently leased from third parties. Further, we anticipate leasing substantial amounts of equipment to meet equipment acquisition commitments related to our long-term overburden removal contract in the upcoming year. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease. To mitigate this risk we have secured an increased leasing facility with one of our existing equipment lessors, expanding our leasing capacity by approximately 30%. Our current lease commitments with this supplier now represent 80% of the total capacity available. We are actively pursuing new lessor relationships to dilute our exposure to the loss of one or more of our lessors.

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Our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals.

We compete with a broad range of companies in each of our markets. Many of these competitors are substantially larger than we are. In addition, we expect the anticipated growth in the oil sands region will attract new and sometimes larger competitors to enter the region and compete against us for projects. This increased competition may adversely affect our ability to be awarded new business.

Approximately 80% of the major projects that we pursue are awarded to us based on bid proposals, and projects are typically awarded based in large part on price. We often compete for these projects against companies that have substantially greater financial and other resources than we do and therefore can better bear the risk of under pricing projects. We also compete against smaller competitors that may have lower overhead cost structures and, therefore, may be able to provide their services at lower rates than we can. Our business may be adversely impacted to the extent that we are unable to successfully bid against these companies. The loss of existing customers to our competitors or the failure to win new projects could materially and adversely affect our business and results of operations.

A significant amount of our revenue is generated by providing non-recurring services.

More than 37% of our revenue for 2009 was derived from projects which we consider to be non-recurring. This revenue primarily relates to site preparation and Piling services provided for the construction of extraction, upgrading and other oil sands mining infrastructure projects.

Unanticipated short term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

The majority of our work is generated from the development, expansion and ongoing maintenance of oil sands mining, extraction and upgrading facilities. Unplanned shutdowns of these facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures, could lead to the temporary shutdown or complete cessation of projects in which we are working. When these events have happened in the past, our business has been adversely affected. Our ability to maintain revenues and margins may be affected to the extent these events cause reductions in the utilization of equipment.

Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which can be in limited supply during strong economic times.

Our ability to grow our business is, in part, dependent upon obtaining equipment on a timely basis. Due to the long production lead times of suppliers of large mining equipment during strong economic times, we may have to forecast our demand for equipment many months or even years in advance. If we fail to forecast accurately, we could suffer equipment shortages or surpluses, which could have a material adverse impact on our financial condition and results of operations.

In strong economic times, global demand for tires of the size and specifications we require can exceed the available supply. Our inability to procure tires to meet the demands for our existing fleet as well as to meet new demand for our services could have an adverse effect on our ability to grow our business.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to generate sufficient operating cash flow to make scheduled payments on our indebtedness and meet other capital requirements will depend on our future operating and financial performance. Our future performance will be impacted by a range of economic, competitive and business factors that we cannot control, such as general economic and financial conditions in our industry or the economy generally.

A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, reduced work or other events could increase the need for additional or alternative sources of liquidity and

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could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as selling assets, restructuring or refinancing our indebtedness, seeking additional equity capital or reducing capital expenditures. We may not be able to affect any of these alternative strategies on satisfactory terms, if at all, or they may not yield sufficient funds to make required payments on our indebtedness.

Our operations are subject to weather-related factors that may cause delays in our project work.

Because our operations are located in Western Canada and Northern Ontario, we are often subject to extreme weather conditions. While our operations are not significantly affected by normal seasonal weather patterns, extreme weather, including heavy rain and snow, can cause delays in our project work, which could adversely impact our results of operations.

Environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers.

Our operations are subject to numerous environmental protection laws and regulations that are complex and stringent. We regularly perform work in and around sensitive environmental areas such as rivers, lakes and forests. Significant fines and penalties may be imposed on us or our customers for noncompliance with environmental laws and regulations, and our contracts generally require us to indemnify our customers for environmental claims suffered by them as a result of our actions. In addition, some environmental laws impose strict, joint and several liability for investigative and remediation costs in relation to releases of harmful substances. These laws may impose liability without regard to negligence or fault. We also may be subject to claims alleging personal injury or property damage if we cause the release of, or any exposure to, harmful substances.

We own or lease, and operate, several properties that have been used for a number of years for the storage and maintenance of equipment and other industrial uses. Fuel may have been spilled, or hydrocarbons or other wastes may have been released on these properties. Any release of substances by us or by third parties who previously operated on these properties may be subject to laws which impose joint and several liability for clean-up, without regard to fault, on specific classes of persons who are considered to be responsible for the release of harmful substances into the environment.

Our projects expose us to potential professional liability, product liability, warranty or other claims.

We install deep foundations, often in congested and densely populated areas, and provide construction management services for significant projects. Notwithstanding the fact that we generally will not accept liability for consequential damages in our contracts, any catastrophic occurrence in excess of insurance limits at projects where our structures are installed or services are performed could result in significant professional liability, product liability, warranty or other claims against us. Such liabilities could potentially exceed our current insurance coverage and the fees we derive from those services. A partially or completely uninsured claim, if successful and of a significant magnitude, could result in substantial losses.

We may not be able to achieve the expected benefits from any future acquisitions, which would adversely affect our financial condition and results of operations.

We intend to pursue selective acquisitions as a method of expanding our business. However, we may not be able to identify or successfully bid on businesses that we might find attractive. If we do find attractive acquisition opportunities, we might not be able to acquire these businesses at a reasonable price. If we do acquire other businesses, we might not be able to successfully integrate these businesses into our then-existing business. We might not be able to maintain the levels of operating efficiency that acquired companies will have achieved or might achieve separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost

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savings and other size-related benefits that we hoped to achieve through these acquisitions. Any of these factors could harm our financial condition and results of operations.

Aboriginal peoples may make claims against our customers or their projects regarding the lands on which their projects are located.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of Western Canada. Any claims that may be asserted against our customers, if successful, could have an adverse effect on our customers which may, in turn, negatively impact our business.

RISKS RELATED TO OUR COMMON SHARES

Fluctuations in the value of the Canadian and US dollars can affect the value of our common shares and future dividends, if any.

Our operations and our principal executive offices are in Canada. Accordingly, we report our results in Canadian dollars. If you are a US shareholder, the value of your investment in us will fluctuate as the US dollar rises and falls against the Canadian dollar. Also, if we pay dividends in the future, we will pay those dividends in Canadian dollars. Accordingly, if the US dollar rises in value relative to the Canadian dollar, the US dollar value of the dividend payments received by a US common shareholder would be less than they would have been if exchange rates were stable.

If our share price fluctuates, you could lose a significant part of your investment.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. The market price of our common shares is likely to be similarly volatile, and an investor may not be able to resell our shares at or above the price at which the investor acquired the shares due to fluctuations in the market price of our common shares, including changes in price caused by factors unrelated to our operating performance or prospects.

Specific factors that may have a significant effect on the market price for our common shares include:

•	changes in projections as to the level of capital spending in the oil sands region;

•	changes in stock market analyst recommendations or earnings estimates regarding our common shares, other comparable companies or the construction or oil and gas industries generally;

•	actual or anticipated fluctuations in our operating results or future prospects;

•	reaction to our public announcements;

•	strategic actions taken by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business and operations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common shares by us, members of our management team or our existing shareholders; and

•	the extent of analysts’ interest in following our company.

Future sales, or the perception of future sales, of a substantial amount of our common shares may depress the price of our common shares.

Future sales, or the perception of the availability for sale, of substantial amounts of our common shares could adversely affect the prevailing market price of our common shares and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate.

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We may issue our common shares or convertible securities from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of common shares or convertible securities that we may issue could be significant. We may also grant registration rights covering those shares or convertible securities in connection with any such acquisitions and investments. Any additional capital raised through the sale of our common shares or securities convertible into our common shares will dilute your percentage ownership in us.

We currently do not intend to pay cash dividends on our common shares, and our ability to pay dividends is limited by the indenture that governs our notes, our subsidiaries’ ability to distribute funds to us and Canadian law.

We have never paid cash dividends on our common shares. It is our present intention to retain all future earnings for use in our business, and we do not expect to pay cash dividends on the common shares in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors considers relevant. Our ability to declare dividends is restricted by the terms of the indenture that governs our notes. See “Description of Certain Indebtedness”.

Substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

Our ability to pay dividends is also subject to the satisfaction of a statutory solvency test under Canadian law, which requires that there be no reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would, after payment of the dividend, be less than the aggregate of our liabilities and stated capital of all classes.

Our principal shareholders are in a position to affect our ongoing operations, corporate transactions and other matters, and their interests may conflict with or differ from your interests as a shareholder.

Investment entities controlled by The Sterling Group, L.P., Genstar Capital, L.P., Perry Strategic Capital Inc. and SF Holding Corp., whom we collectively refer to as the Sponsors, collectively held over 25% of our common shares. As a result, the Sponsors and their affiliates will be able to exert influence over the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors, if they were to act together.

Regardless of whether the Sponsors maintain a significant interest in our common shares, so long as a designated affiliate of each sponsor holds our common shares, such Sponsor will have certain rights, including the right to obtain copies of financial data and other information regarding us, the right to consult with and advise our management and the right to visit and inspect any of our properties and facilities. See “Interest of Management and Others in Material Transactions – Voting and Corporate Governance Agreement ”.

For so long as the Sponsors own a significant percentage of our outstanding common shares, even if less than a majority, the Sponsors will be able to exercise influence over our business and affairs, including the incurrence of indebtedness by us, the issuance of any additional common shares or other equity securities, the repurchase of common shares and the payment of dividends, if any, and will have the power to influence the outcome of matters submitted to a vote of our shareholders, including election of directors, mergers, consolidations, sales or dispositions of assets, other business combinations and amendments to our articles of incorporation. The interests of the Sponsors and their affiliates may not coincide with the interests of our other shareholders. In particular, the Sponsors and their affiliates are in the business of making investments in companies and they may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors and their affiliates may also pursue, for their own account, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the Sponsors and their affiliates continue to own a significant portion of the outstanding common shares, they will continue to be able to influence our decisions.

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We are a holding company and rely on our subsidiaries for our operating funds, and our subsidiaries have no obligation to supply us with any funds.

We are a holding company with no operations of our own. We conduct our operations through subsidiaries and are dependent upon our subsidiaries for the funds we need to operate. Each of our subsidiaries is a distinct legal entity and has no obligation to transfer funds to us. The ability of our subsidiaries to transfer funds to us could be restricted by the terms of our financings. The payment of dividends to us by our subsidiaries is subject to legal restrictions as well as various business considerations and contractual provisions, which may restrict the payment of dividends and distributions and the transfer of assets to us.

You may be unable to enforce actions against us and some of our directors and officers under US federal securities laws.

We are a corporation incorporated under the Canada Business Corporations Act. Consequently, we are and will be governed by all applicable provincial and federal laws of Canada. Several of our directors and officers reside principally in Canada. Because these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon those persons. Furthermore, it may not be possible for you to enforce against us or them, in or outside the United States, judgments obtained in US courts, because substantially all of our assets and the assets of these persons are located outside the United States. We have been advised that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the US federal securities laws and as to the enforceability in Canadian courts of judgments of US courts obtained in actions based upon the civil liability provisions of the US federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers or other persons named in this Annual Information Form.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

We are subject to currency exchange risk as our 8 3/4% senior notes are denominated in US dollars and all of our revenues and most of our expenses are denominated in Canadian dollars. To manage the foreign currency risk and potential cash flow impact on our $200 million in US dollar-denominated notes, we have entered into currency swap and interest rate swap agreements. These financial instruments consist of three components: a US dollar interest rate swap; a US dollar-Canadian dollar cross-currency basis swap; and a Canadian dollar interest rate swap. Of the three components, only the US dollar interest rate swap could be cancelled at the counterparty’s option at any time after December 1, 2007 if the counterparty pays a cancellation premium. The premium is equal to 2.1875% if exercised between December 1, 2008 and December 1, 2009; and nil% if cancelled after December 1, 2009.

On December 17, 2008, we received notice that all three swap counterparties had exercised the cancellation option on the US dollar interest rate swap and, effective February 2, 2009, the US dollar interest rate swap was terminated. In addition to net accrued interest to the termination date of US$0.7 million, the counterparties paid a cancellation premium of 2.2% on the notional amount of US$200.0 million or US$4.4 million (equivalent to C$5.3 million).

As a result of this cancellation of the US dollar interest rate swap, we are exposed to changes in the value of the Canadian dollar versus the US dollar. To the extent that 3-month LIBOR is less than 4.6% (the difference between the 8.75% coupon on our 8 3/4% senior notes and the 4.2% spread over 3-month LIBOR on the cross-currency-basis-swap), we will have to acquire US dollars to fund a portion of the semi-annual coupon payment on our 8 3/4% senior notes. At the 3-month LIBOR rate of 1.192% at March 31, 2009, a $0.01 increase (decrease) in the Canadian dollar would result in an insignificant decrease (increase) in the amount of Canadian dollars required to fund each semi-annual coupon payment.

Exchange rate fluctuations may also cause the price of goods to increase or decrease for us. For example, a decrease in the value of the Canadian dollar compared to the US dollar would proportionately increase the cost of equipment and parts which are sold to us or priced in US dollars.

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The impact of the exchange rate fluctuation may also affect any embedded derivatives included in our revenue or parts and maintenance contracts with price escalators tied to either foreign exchange rates or foreign cost indices.

Interest rate risk

We are exposed to interest rate risk on the revolving credit facility, capital lease obligations and certain operating leases with a variable payment that is tied to prime rates. We do not use derivative financial instruments to reduce our exposure to these risks. The estimated financial impact as a result of fluctuations in interest rates is not significant for the revolving credit facility, capital lease obligations and certain operating leases.

In conjunction with the cross-currency swap agreement, we entered into a US dollar interest rate swap and a Canadian dollar interest rate swap. The net effect of these swaps was to economically convert the 8.75% rate payable on the 8 3/4% senior notes into a fixed rate of 9.889% for the duration that the 8 3/4% senior notes are outstanding. These derivative financial instruments were not designated as a hedge for accounting purposes.

As a result of the US dollar interest swap cancelation described in “Foreign currency risk”, above, we are exposed to changes in interest rates. We have a fixed semi-annual coupon payment of 8.75% on our US$200.0 million 8 3/4% senior notes. With the termination of the US dollar interest rate swap, we no longer receive fixed US dollar payments from the counterparties to offset the coupon payment on our 8 3 /4% senior notes. As a result, we have interest rate exposure to changes in the 3-month LIBOR rate (1.192% at March 31, 2009). As at the effective date of the cancellation, at the current LIBOR rate, our interest expense increased by US$6.8 million per annum over the remaining term of the 8 3/4% senior notes. A 100 basis point increase (decrease) in the 3-month LIBOR rate will result in a US$2.0 million increase (decrease) in the annual floating rate payment received from the swap counterparties

At March 31, 2009 and March 31, 2008, the notional principal amounts of the interest rate swaps were US$200 million and Canadian $263 million, respectively.

As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to Canadian interest rates would impact the fair value of the interest rate swaps by $5.0 million, net of tax, with this change in fair value being recorded in net income. As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to US interest rates would impact the fair value of the interest rate swaps by $0.5 million, net of tax, with this change in fair value being recorded in net income. As at March 31, 2009, holding all other variables constant, a 100 basis point increase (decrease) to Canadian to US interest rate volatility would impact the fair value of the interest rate swaps by $nil with this change in fair value being recorded in net income.

Inflation

Inflation can have a material impact on our operations due to increasing parts, equipment replacement and labour costs; however, many of our contracts contain provisions for annual price increases. Inflation can have a material impact on our operations if the rate of inflation and cost increases remains above levels that we are able to pass to our customers.

Credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk through our cash and cash equivalents, accounts receivable and unbilled revenue. We manage the credit risk associated with our cash and cash equivalents by holding our funds with reputable financial institutions. Credit risk for trade and other accounts receivables and unbilled revenue are managed through established credit monitoring activities. We review our trade receivable accounts regularly for collectability and payment performance.

We have a concentration of customers in the oil and gas sector. The concentration risk is mitigated by the customers being large investment grade organizations. The key risk related to oil and gas customers is the effect the

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economic conditions and tightening credit market have on their cash flows. Lower revenues from a declining per-barrel price of oil; increasing per-barrel operating costs and fixed debt commitments for capital projects can have an adverse effect on their operating cash flows.

Customers outside of the oil and gas sector include both developers and general contractors. Developers are more vulnerable to changes in economic conditions and tightening credit markets as they rely heavily on financing to complete their commercial property projects. General contractors are vulnerable to their customer’s ability to pay. Both developers and general contractors are more closely monitored for changes in their payment behavior and credit worthiness.

Losses related to trade accounts receivable for oil and gas customers have historically been insignificant. Losses related to trade accounts receivable for developers or general contractors have historically been more pronounced, depending on the change in economic conditions. Decisions to extend credit to new customers are approved by management.

In the event that recent economic conditions adversely impact our customers’ or counterparties’ cash flows or their credit worthiness generally resulting in such parties failing to meet their payment obligations to us, such failure could have a material adverse effect on our business and our results of operations.

ADDITIONAL INFORMATION

Experts

KPMG LLP is the external auditor of the Company who prepared the Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors dated June 8, 2009, with respect to the consolidated balance sheets of the Company as of March 31, 2009 and 2008 and the consolidated statements of operations, comprehensive (loss) income and deficit and cash flows for each of the years in the three-year period ended March 31, 2009. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

Additional Information

Additional information, including information in respect of (i) the remuneration and indebtedness of the directors and executive officers of the Company, (ii) the principal holders of our securities, and (iii) securities authorized for issuance under equity compensation plans, is contained in our information circular for our most recent annual meeting of holders of common shares that involved the election of our directors, and our Management’s Discussion and Analysis for the year ended March 31, 2009. Additional financial information is provided in our audited consolidated financial statements for the year ended March 31, 2009.

Additional information relating to us can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s Interactive Data Electronics Application (IDEA) system at www.sec.gov.

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GLOSSARY

The following are definitions of certain terms commonly used in our industry and this annual information form.

“bitumen” means the molasses-like substance that comprises the oil in the oil sands.

“coker” means a vessel in which bitumen is cracked into its fractions and from which coke is withdrawn to start the process of converting bitumen to upgraded crude oil.

“established reserves” means those reserves recoverable under current technology and present and anticipated economic conditions specifically proved by drilling, testing or production, plus the portion of contiguous recoverable reserves that are interpreted to exist from geological, geophysical or similar information with reasonable certainty.

“upgrader” is a facility that upgrades bitumen into synthetic crude oil. Upgrader plants are typically located close to oil sands production.

“muskeg” means a swamp or bog formed by an accumulation of sphagnum moss, leaves and decayed matter resembling peat.

“naphtha” is a refined petroleum product in the lighter classification that is often used to make gasoline.

“oil sands” means the grains of sand covered by a thin layer of water and coated by heavy oil, or bitumen

“overburden” means the layer of rocky, clay-like material that covers the oil sands.

“ultimately recoverable oil reserves” means an estimate of the initial established reserves that will have been developed in an area by the time all exploratory and development activity has ceased, having regard for the geological prospects of that area and anticipated technology and economic conditions.

Ultimately recoverable oil reserves include cumulative production, remaining established reserves and future additions through extensions and revisions to existing pools and the discovery of new pools. Ultimate potential can be expressed by the following simple equation: Ultimate potential = cumulative production + remaining established reserves + future discoveries.

“upgrading” means the conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydroprocessing).

EXHIBIT A

AUDIT COMMITTEE CHARTER

1.	MANDATE & AUTHORITY

1.1	The Board of Directors (the “Board”) of North American Energy Partners Inc. (the “Company”) has established an Audit Committee (the “Committee”) to assist the Board in meeting its oversight responsibilities. The Committee’s responsibilities are summarized as follows:

a)	monitor the integrity of the Company’s financial and related information of the Company including its financial statements;

b)	monitor the system of internal controls over financial reporting;

c)	monitor the disclosure controls and procedures;

d)	oversee the work of the external auditor;

e)	monitor the internal audit function;

f)	identify and monitor the financial risks of the Company;

g)	establish the Company’s ethics reporting procedures; and

h)	monitor the Company’s compliance with legal and regulatory requirements.

1.2	While the Committee shall have the responsibilities and powers set forth in this charter, it shall not be the responsibility of the Committee to determine whether the Company’s financial statements are complete, accurate or prepared in accordance with generally accepted accounting principles, to manage financial risks or to conduct audits. These are the responsibilities of management and the external auditor in accordance with their respective roles.

1.3	The Committee will take reasonable steps to ensure that management establishes and maintains the controls, procedures and processes that comply with all appropriate laws, regulations or policies of the Company. It is not the responsibility of the Committee to conduct investigations or to ensure compliance with laws or regulations or Company policies. Management is responsible for establishing and maintaining the controls, procedures and processes over these matters and the Committee has the responsibility to ensure they exist.

1.4	The Committee has the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee has the authority to engage independent counsel and other advisors, as it determines necessary to carry out its duties. The Company will provide the resources and funding required by the Committee to carry out its duties.

1.5	The Committee shall also have unrestricted access to the Company’s personnel and documents and will be provided with the resources to carry out its responsibilities. The Committee shall have direct communication channels with the external auditor and the individual responsible for the internal auditor function to discuss and review specific issues as appropriate.

2.	MEMBERSHIP

2.1	The Committee shall be composed of a minimum of three (3) directors of the Company. Each member of the Committee shall be appointed by the Board.

2.2	The Board shall appoint one of the members to be the Chair of the Committee.

2.3	All members of the Committee shall be “independent” as that term is defined under the requirements of applicable securities laws and the standards of any stock exchange on which the Company’s securities are listed, taking into account any transitional provisions that are permitted.

2.4	Members shall serve one-year terms and may serve consecutive terms to ensure continuity of experience. Members shall be reappointed each year to the Committee by the Board at the Board meeting that coincides with the annual shareholder meeting. A member of the Committee shall automatically cease to be a member upon ceasing to be a director of the Company. Any member may resign or be removed by the Board from membership on the Committee or as Chair.

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2.5	All members of the Committee must be “financially literate” as that qualification is interpreted by the Board or acquire such literacy within a reasonable period of time after joining the Committee. At the present time, the Board interprets “financial literacy” to mean a basic understanding of finance and accounting and the ability to read and understand financial statements (including the related notes) of the sort released or prepared by the Company in the normal course of its business.

2.6	At least one member of the Committee shall be an “audit committee financial expert” who shall possess the attributes outlined in Appendix A.

2.7	No director who is currently serving on the audit committee of another public company will be appointed to the Committee unless the Board determines that such simultaneous service would not impair the ability of such member to serve on the Committee. The maximum number of audit committees a director can serve on at any one time is set at three by the NYSE.

2.8	The responsibilities of a member of the Committee are in addition to that member’s duties as a member of the Board.

2.9	The Company is responsible for the orientation and continuing education of the members.

3.	MEETINGS

3.1	Committee meetings will be conducted in a manner consistent with the Company By-laws, the Audit Committee Charter and the applicable business corporation act.

3.2	The Notice of Meeting will be governed by the Company By-laws. Meetings will be called by the Chair or any other member of the Committee as appropriate.

3.3	The Chair shall determine the time, place and procedures for Committee meetings, subject to the requirements of this Charter.

3.4	Any director of the Company may attend Committee meetings, however, only members of the Committee are eligible to vote or establish a quorum.

3.5	The external auditor will be requested to attend the meetings where the Committee is reviewing quarterly or annual financial statements. The Committee or any member may request that the external auditor appear before the Committee at any time.

3.6	The Committee will meet a minimum of four times per year and shall determine whether additional meetings are required.

3.7	The Chair of the Committee shall preside at and chair all meetings of the Committee. If the Chair is absent from a meeting, the remaining members of the Committee shall appoint a member to act as Chair for that meeting.

3.8	A quorum for a meeting will be established if a majority of the members are present. Members of the Committee may participate in a meeting through any means which permits all parties to communicate adequately with each other. Any member not physically present but participating in the meeting through such means is deemed to be present at the meeting. A quorum, once established, is maintained even if members of the Committee leave before the meeting concludes.

3.9	In the event of a tie vote on a resolution, the issue will be forwarded to the full board for a vote.

3.10	A resolution signed by all members of the Committee entitled to vote on that resolution is as valid as if it had been passed at a meeting of the Committee.

3.11	In-camera sessions will be held as deemed necessary by the Committee with the external auditor, the individual responsible for the internal audit function, management and the Committee by itself.

3.12	The Corporate Secretary or another person appointed by the Chair will act as secretary of the Committee meetings.

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3.13	The secretary of the meeting will keep minutes of each meeting, which shall record the decisions reached by the Committee.

3.14	The minutes shall be distributed to Committee members with copies provided to (a) the Board; (b) the CEO; (c) the Vice-President Finance; (d) the external auditor; and (e) the individual responsible for the internal audit function.

3.15	The Corporate Secretary or another person will file the Committee minutes and all meeting material with the corporate minute books.

4.	RESPONSIBILITIES

4.1	General

4.1.1	The Committee will meet as set out in section 3 above.

4.1.2	The Committee will report to the Board on all matters in this charter as well as such matters as the Board may from time to time refer or delegate to the Committee.

4.1.3	The Committee will maintain a formal written Committee charter and annually assess the adequacy of the charter, submit such evaluation to the Board and recommend any proposed changes to the Board for approval.

4.1.4	The Committee members will conduct an assessment of the effectiveness of the Committee.

4.2	Financial reporting and internal controls

4.2.1	Annual financial statements

The Committee is responsible for the assessment of the annual audited financial statements of the Company and to recommend approval of the statements to the Board.

4.2.2	Interim financial statements

The Committee is responsible for the assessment and approval of the quarterly interim unaudited financial statements.

4.2.3	Accounting policies

The Committee will review and discuss with management and the external auditor, as appropriate, the Company’s financial reporting policies, including changes in or adoptions of, accounting standards and principles and disclosure practices.

The Committee will review with management and the external auditor their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used and particularly, the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.

4.2.4	Internal controls over financial reporting

The Committee will review and discuss with management, the external auditor and others, as appropriate, the existence and design of the Company’s internal controls over financial reporting established by management and the effectiveness of such controls.

The Committee will monitor the work undertaken by management to design and implement and to provide an assessment of the effectiveness of its system of internal control over financial reporting. The Committee will review and discuss with the external auditor, when required, the opinion on management’s assessment of the effectiveness of its system of internal controls over financial reporting.

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4.2.5	Disclosure controls and procedures

The Committee will review and discuss with management, the external auditor and others, as appropriate, the existence and design of the Company’s disclosure controls and procedures established by management and the effectiveness of such controls.

The Committee will review and approve the disclosure policy of the Company and periodically assess the adequacy of such policy for completeness and accuracy. The Committee will ensure that the Company has satisfactory procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements. The Committee will also monitor and oversee the activities of the Company’s Disclosure Committee.

4.2.6	Other public disclosures

The Committee will review and approve, and in some instances recommend approval to the Board, material financial disclosures in the following documents prior to their public release or filing with securities regulators:

a)	management’s discussion and analysis;

b)	any prospectus or offering document;

c)	annual reports or annual information forms;

d)	all material financial information required by securities regulations (e.g., Forms 6-K, 20-F and F-4) including all exhibits thereto (including the certifications required of the Company’s principal executive officer and principal financial officer);

e)	any related-party transactions;

f)	any off balance sheet structures;

g)	any correspondence with securities regulators or government financial agencies; and

h)	news or press releases, containing audited or unaudited financial information, including the type and presentation of information and in particular any pro-forma or non-GAAP information.

4.3	External Auditor

4.3.1	The Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review or attest services for the Company and the compensation of the external auditor and, as necessary, review and recommend to the Board the discharge of the external auditor.

4.3.2	In the event of a change of external auditor, the Committee shall review all issues and provide documentation to the Board related to the change, including the information to be included in the Notice of Change of Auditors and the planned steps for an orderly transition period.

4.3.3	The Committee shall engage the external auditor for the purpose of preparing or issuing the auditor’s report or performing other audit, review or attest services for the Company.

4.3.4	The Committee shall review the audit scope and plan of the external auditor.

4.3.5	The external auditor shall report directly to the Committee.

4.3.6	The Committee will review and discuss with management and the external auditor, as appropriate, at the completion of the annual audit and each quarterly review:

a)	the external auditor’s audit or review of the financial statements and its report thereon;

b)	any significant changes required to be made in the external auditor’s audit plan;

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c)	any serious difficulties or disputes between management and the external auditor during the course of the quarterly review or annual audit;

d)	any improper influence by officers on the external auditor;

e)	any special audit or review steps adopted in light of material control deficiencies;

f)	the summary of adjusted and unadjusted differences;

g)	any related findings and recommendations of the external auditor together with management’s responses including the status of previous recommendations; and

h)	any other matters related to the conduct of the external audit, which are to be communicated to the Committee by the external auditor under generally accepted auditing standards.

4.3.7	The Committee shall take reasonable steps to confirm the independence of the external auditor, which shall include but shall not be limited to:

a)	ensuring receipt, at least annually, from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, including non-audit services provided to the Company;

b)	considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor;

c)	enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditor;

d)	reviewing and approving the Company’s hiring policies regarding the hiring of partners, employees and former partners and employees of the Company’s existing and former external auditor;

e)	requesting the rotation of the lead audit partner every five (5) years; and

f)	giving consideration to the rotation of the audit firm on a periodic basis.

4.3.8	The Committee shall pre-approve any non-audit services to be provided to the Company or its subsidiaries by the external auditor except that the Committee has delegated a deminimus level of $20,000 per annum to the Audit Committee Chair who will report to the Audit Committee at their next meeting of any work approved within this limit.

4.3.9	The Committee will review the nature of work performed by audit firms (other than the external auditor) to ensure that at least one of the nationally recognized firms remains independent in the event a change in external auditor is necessary or desired.

4.4	Internal Audit Function

4.4.1	The Committee will determine if an internal audit function should exist taking into account any legislative or listing requirements.

4.4.2	The individual responsible for the internal auditor function reports administratively to the President and has a functional reporting relationship to the Chair of the Committee.

4.4.3	The Committee will review management’s proposed appointment, termination or replacement of the internal audit function. If the Company out-sources its internal audit function, the Company’s external auditor cannot be engaged to perform such services.

4.4.4	The Committee will review the responsibility and charter as well as the effectiveness of the internal audit function on an annual basis. The effectiveness assessment will include a review of its reporting relationships, activities, resources, its independence from management and its working relationship with the external auditor.

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4.4.5	The Committee will review and approve the annual internal audit plan, scope of work and ensure that the internal audit plan is coordinated with the activities of the external auditor.

4.4.6	The Committee will review all internal audit reports and management’s responses.

4.5	Risk Management

The Committee shall review the significant financial risks and approve the Company’s policies to manage such financial risk including the Anti-Fraud Policy.

4.6	Ethics Reporting

4.6.1	The Committee is responsible for the establishment of a policy and procedures for:

a)	the receipt, retention and treatment of any complaint received by the Company regarding financial reporting, accounting, internal accounting controls or auditing matters; and

b)	the confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.6.2	The Committee will review, on a timely basis, serious violations of the Code of Conduct and Ethics Policy including all instances of fraud.

4.6.3	The Committee will review on a summary basis at least quarterly all reported violations of the Code of Conduct and Ethics Policy.

4.7	Legal and Regulatory Compliance

4.7.1	The Committee will review any litigation, claim or other contingent liability, including any tax reassessment that could have a material affect on the financial statements.

4.7.2	The Committee will review compliance with applicable financial, tax or securities regulations and the accuracy and timeliness of filings with regulators.

4.7.3	The Committee will review compliance by management in filing and paying all statutory withholdings within the prescribed time.

Prepared By:	Approved By:	Date of Approval and Issue:

/S/ VINCENT GALLANT	/S/ ALLEN SELLO
Vincent Gallant Vice President, Corporate and Secretary	Allen Sello, Chair Audit Committee	December 7, 2006

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Appendix A: Audit Committee Financial Expert

At least one member of the Committee shall be an “audit committee financial expert” who shall possess the attributes outlined below:

1.	An understanding of generally accepted accounting principles and financial statements;

2.	The ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;

3.	Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience in actively supervising one or more persons engaged in such activities;

4.	An understanding of internal control over financial reporting;

5.	An understanding of audit committee functions;

6.	As provided in the rules of the SEC, the designation or identification of a person as an audit committee financial expert does not (a) impose on that person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on that person as a member of the Committee and the Board in the absence of such designation or identification or (b) affect the duties, obligations or liability of any other member of the Committee or the Board; and

7.	A member of the Committee may qualify as an audit committee financial expert as a result of his or her:

(a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	other relevant experience.